Osler, Hoskin & Harcourt LLP
1000 de La Gauchetière Street West
Suite 2100
Montréal, Québec, Canada H3B 4W5
514.904.8100 MAIN
514.904.8101 FACSIMILE

File No. 82-3764

OSLER

RECEIVED
2006 MAY 11 A 9:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Montréal
Toronto
Ottawa
Calgary
New York

May 8, 2006

François Paradis
Direct Dial: 514.904.5366
fparadis@osler.com
Our Matter Number: 1034079

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street NW
Washington, DC 20549

06013318

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs/Mesdames:

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iv), an amended and restated version of Schedule A to our letter of September 26, 2003 (the "Initial Letter") requesting an exemption from the registration and reporting requirements of the Securities Exchange Act of 1934. This Schedule sets forth the information that the Bank makes or is required to make public pursuant to the laws of Canada, files or is required to file with the Toronto Stock Exchange (the "TSX") and which is made public by the TSX or distributes or is required to distribute to its security holders. Capitalized terms used but not otherwise defined in Schedule A shall have the meaning ascribed to them in the Initial Letter.

Pursuant to Rule 12g3-2(b)(1)(iii), we have also enclosed copies of documents that the Bank has made public or has distributed to its security holders since April 3, 2006. For your convenience, a list of these documents is provided in the attached Schedule B.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid courier envelope.

PROCESSED
MAY 11 2006
FINANCIAL

dlw 5/11

Should you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,

François Paradis

FP/sc

Encls.

c: Ms. Mary Cascio *(without encls.)*
Ms. Vanessa Fontana *(with encls.)*

OSLER

SCHEDULE A

May 8, 2006

NATIONAL BANK OF CANADA

LIST OF DISCLOSURE REQUIREMENTS PURSUANT TO RULE 12g3-2(b)(1)(ii)

Preliminary Notes

1. The Bank is a reporting issuer or the equivalent in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Newfoundland and Labrador, Nova Scotia and Prince Edward Island (each province being a "Jurisdiction") and has filing and disclosure obligations, or voluntarily makes filings, with the securities regulatory authority of each Jurisdiction (collectively, the "Securities Regulators"). The information set out in the following table includes the information that is required to be made public in each Jurisdiction, but for ease of reference, all references to the "Securities Act" are references to the *Securities Act* (Québec), and references to the "Regulations" are references to the Regulations made thereunder, the *Autorité des marchés financiers* being the principal securities regulator of the Bank.

2. Pursuant to the TSX listing rules set forth in the TSX Company Manual, the information provided to the TSX in response to a continuous disclosure obligation of an issuer having securities listed on the TSX may be published at the discretion of the TSX and is available to the public upon request. Accordingly, the foregoing table sets forth the information which the Bank must report to the TSX pursuant to the continuous listing requirements prescribed by the TSX Company Manual.

3. In addition to its disclosure obligations under the securities laws of the Jurisdictions and the TSX listing rules, the Bank must make certain disclosures to its shareholders or the public pursuant to the Bank Act of Canada (the "Bank Act"). References to such disclosures are included in Schedule A where appropriate.

No.	Nature of Information	Regulatory Requirement	Date of filing/Delivery
1.	**ANNUAL INFORMATION**		
1.1	Annual Report and Annual Financial Statements	(a) Filed with the Securities Regulators (Section 4.1 of NI 51-102 and Sections 75 and 77 of the Securities Act) (b) Distributed to shareholders (Sections 308, 311 and 327 of the Bank Act, Section 4.6 of NI 51-102 and Section 77 of the Securities Act) (c) Filed with the TSX (Section 436 of the Company Manual)	(a) Within 90 days of the fiscal year end (b) Within 21 days of each annual shareholder meeting (Bank Act) and within 90 days of the fiscal year end (NI 51-102) (c) Concurrently with being sent to the shareholders (within 90 days of the fiscal year end)
1.2	Annual Information Form	(a) Filed with the Securities Regulators (Section 6.1 of NI 51-102 and Sections 84 and 85 of the Securities Act)	(a) Within 140 days of the fiscal year end
1.3	Annual Management's Discussion and Analysis	(a) Filed with the Securities Regulators (Section 5.1 of NI 51-102 and Section 437 of the Company Manual) (b) Distributed to shareholders (Section 5.6 of NI 51-102)	(a) Concurrently with the filing of the annual financial statements (b) Within 90 days of the fiscal year end (upon shareholder request)
1.4	Certification of Annual Filings	(a) Filed with the Securities Regulators (Section 2.1 of NI 52-109)	(a) Concurrently with the latest of the filing of the annual information form or the annual financial statements and management's discussion and analysis

No.	Nature of Information	Regulatory Requirement	Date of filing/Delivery
1.5	Notice of Shareholders' Meeting, Form of Proxy and Proxy Circular	(a) Filed with the Securities Regulators (Section 9.3 of NI 51-102 and Section 82 of the Securities Act) (b) Distributed to shareholders (Sections 138, 156.04, 186 and 640 of the Bank Act, Section 9.1 of NI 5-102 and Sections 81 and 82 of the Securities Act) (c) Notice of the time and place of a shareholders' meeting must be published in a newspaper of general circulation in the place where the head office of the Bank is situated and in each place in Canada where the Bank has a transfer agent or where a transfer of the Bank's shares may be recorded (Section 138 of the Bank Act) (d) Filed with the TSX (Section 456 of the Company Manual)	(a) Concurrently with being sent to shareholders (b) Not less than 21 days or more than 50 days before the meeting (Bank Act) (c) Once a week for at least four consecutive weeks before the date of the meeting (Bank Act) (d) Concurrently with being sent to shareholders
1.6	Notice of Annual Meeting of Shareholders and Record Date	(a) Filed with the Securities Regulators (Section 2.2 of NI 54-101) (b) Filed with the TSX (Section 455 of the Company Manual)	(a) At least 25 days before the record date (b) At least 25 days before the record date
1.7	Public Accountability Statement	(a) Communicated to the public (Section 459.3 of the Bank Act)	(a) Within 135 days of the fiscal year end
1.8	Annual Participation Fee for Reporting Issuers (Ontario Form 13-502F1)	(a) Filed with the Securities Regulators (Section 2.4 of OSC Rule 13-502)	(a) At the time of filing of the annual financial statements

No.	Nature of Information	Regulatory Requirement	Date of filing/Delivery
1.9	Report on Voting Results	(a) Filed with the Securities Regulators (Section 11.3 of NI 51-102)	(a) Promptly following the shareholders' meeting and final report on the voting
1.10	Minutes of Annual Meeting of Shareholders	(a) Filed on a voluntary basis by the Bank	(a) N/A
2.	**INTERIM INFORMATION**		
2.1	Interim Financial Statements	(a) Filed with the Securities Regulators (Section 4.3 of NI 51-102 and Section 76 of the Securities Act) (b) Distributed to shareholders (Section 4.6 of NI 51-102 and Section 78 of the Securities Act) (c) Filed with the TSX (Section 443 of the Company Manual)	(a) Within 45 days of the end of each of the first three quarters of a fiscal year (upon shareholder request) (b) Within 45 days of the end of each of the first three quarters of a fiscal year (upon shareholder request) (c) Concurrently with being filed with the Securities Regulators
2.2	Interim Management's Discussion and Analysis	(a) Filed with the Securities Regulators (Section 5.1 of NI 51-102) (b) Distributed to shareholders (Section 5.6 of NI 51-102)	(a) Concurrently with the filing of the interim financial statements (b) Within 45 days of the end of each of the first three quarters of a fiscal year (upon shareholder request)
2.3	Certification of Interim Filings	(a) Filed with the Securities Regulators (Section 3.1 of NI 52-109)	(a) Concurrently with the interim filings

No.	Nature of Information	Regulatory Requirement	Date of filing/Delivery
3. CURRENT INFORMATION			
3.1	Press Release Relating to a Material Change	(a) Disseminated to the news media and filed with the Securities Regulators (Section 7.1 of NI 51-102, Section 73 of the Securities Act and Section 406 of the Company Manual)	(a) Immediately upon the occurrence of the material change
3.2	Material Change Report	(a) Filed with the Securities Regulators (Section 7.1 of NI 51-102)	(a) Within 10 days of the occurrence of a material change
4. INFORMATION RELATING TO CHANGES IN SHARE CAPITAL AND MATERIAL TRANSACTIONS			
4.1	Take-over Bid Circular Issuer Bid Circular	(a) Distributed to shareholders and filed with the Securities Regulators (Sections 128 and 129.1 of the Securities Act) (b) Filed with the TSX (Section 627 of the Company Manual)	(a) Circular must be filed not later than the day it is sent to the shareholders and, for take-over bids commenced by way of publication in a newspaper, not later than 2 business days after receipt of list of securities holders (b) Concurrently with being sent to the shareholders
4.2	Directors Circular	(a) Distributed to shareholders and filed with the Securities Regulators (Section 134 of the Securities Act in conjunction with Section 177.1 of the Securities Regulations) (b) Filed with the TSX (Section 627 of the Company Manual)	(a) Within 15 days of the date of the bid (b) Concurrently with being sent to the shareholders
4.3	Report of Exempt Take-over Bid Report of Exempt Issuer Bid	(a) Filed with the Securities Regulators (Section 189.1.2 of the Regulations)	(a) Generally within 10 days of the announcement of the bid

No.	Nature of Information	Regulatory Requirement	Date of filing/Delivery
4.4	Notice and Press Release of Normal Course Issuer Bid	(a) Filed with the Securities Regulators (Section 147.21 of the Securities Act, in conjunction with Section 189.8 of the Securities Regulations) (b) Filed with the TSX (Section 6-501 (6) of Appendix F of the TSX Company Manual)	(a) At least five (5) days prior to launching the bid (b)At least two trading days prior to any purchase
4.5	Prospectus	(a) Filed with the Securities Regulators (Sections 11, 12, 18 and 20 of the Securities Act)	(a) Prior to any distribution of securities other than an exempt distribution
4.6	Report on Exempt Distribution	(a) Filed with the Securities Regulators (Section 6.1 of NI 45-106) (b) Filed with the TSX (Section 607 and Appendix H, Form 11 of the Company Manual)	(a) Within 10 days of the distribution (b) Prior to private placement
4.7	Any Offering Document other than a prospectus	(a) Filed with Securities Regulators (Section 37.2 of the Regulations)	(a) Without delay following the distribution
4.8	Rights Offering Notice Rights Offering Circular	(a) Notice filed with the Securities Regulators (Section 2.1 of NI 45-106) and rights offering circular distributed to shareholders and filed with Securities Regulators (Sections 3.1 and 3.2 of NI 45-101)	(a) The Securities Regulators may object to the trade within 10 days of receipt of the notice

No.	Nature of Information	Regulatory Requirement	Date of filing/Delivery
4.9	Information Document with respect to Options and Future Contracts	(a) Filed with the Securities Regulators (Section 67 of the Securities Act and policy statement Q-22)	(a) Whenever the Bank issues covered options and future contracts
4.10	Notice of the Declaration of a Dividend	(a) Communicated to shareholders and Filed with the TSX (Sections 428-434 of the Company Manual)	(a) Immediately after the declaration and at least 7 trading days before record date
4.11	Report Relating to Securities Distributed in Québec	(a) Filed with the Securities Regulators (Section 94 of the Regulations)	(a) Within 15 business days of the distribution (Section 94 of the Regulations)
4.12	Notice of Proposed Issuances of Securities	(a) Filed with the TSX (Sections 602(a) and 606 of the Company Manual)	(a) Immediately upon any transaction involving the issuance or potential issuance of securities
4.13	Redemption Notice	(a) Filed with the TSX (Section 625 of the Company Manual)	(a) Concurrently with being sent to the shareholders
4.14	Statement of Resignation of an Auditor	(a) Distributed to shareholders (Section 321 (2) of the Bank Act)	(a) Immediately following the receipt by the Bank of the notice of resignation
4.15	Business Acquisition Report	(a) Filed with the Securities Regulators (Section 8.2 of NI 51-102)	(a) Within 75 days after the date of acquisition
4.16	Documents Affecting the Rights of Securityholders and Material Contracts	(a) Filed with the Securities Regulators (Section 12.1 and 12.2 of NI 51-102)	(a) No later than the filing of a material change report, if applicable, and the annual information form
4.17	Code of Business Conduct and Ethics	(a) Filed with the Securities Regulators (Section 2.3 of NI 58-101)	(a) No later than the filing of the next financial statements (example: Code of professional conduct)

OSLER

SCHEDULE B
May 8, 2006

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated April 29, 2005.

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
1.	Agency Agreement dated April 5, 2006 between National Bank of Canada and National Bank Financial Inc.	April 5, 2006	4.5
2.	Consent Letter of underwriters' legal counsel dated April 5, 2006	April 5, 2006	4.5
3.	Consent Letter of issuer's legal counsel dated April 5, 2006	April 5, 2006	4.5
4.	Auditors' Consent Letter dated April 5, 2006	April 5, 2006	4.5
5.	Final Short Form Base Shelf Prospectus dated April 5, 2006	April 6, 2006	4.5
6.	Letter of issuer's legal counsel refiling the Final Short Form Base Shelf Prospectus dated April 6, 2006	April 6, 2006	4.5
7.	MRRS Decision Document (Final) dated April 6, 2006	April 6, 2006	4.5
8.	OSC Notice to Public with respect to the Preliminary Shelf Prospectus (NI 44-102) dated May 28, 2004	April 12, 2006	4.5

April 5, 2006

National Bank of Canada
National Bank Tower
600 de La Gauchetière Street West
Montreal, Québec H3B 4L2

Attention: François Bourassa
Senior Manager (supervisory),
Trading and Structured Products

Dear Sirs:

We understand that National Bank of Canada (the "Bank") proposes to issue and sell in all of the provinces of Canada (the "Jurisdictions"), from time to time, unsecured subordinated medium term notes (subordinated indebtedness) with maturities of greater than one year, to be designated as "Medium Term Notes" (the "Notes"), as described in the English and French language versions of the Bank's short form base shelf prospectus dated April 5, 2006, as amended or supplemented from time to time.

On the terms and subject to conditions contained in this Agreement, the Bank hereby appoints National Bank Financial Inc. and such other investment dealer or dealers as the Bank may from time to time appoint as hereinafter provided (collectively, the "Dealers"), acting severally, as its exclusive agents to solicit, from time to time, offers to purchase Notes, with such solicitations to be made directly or through other duly registered investment dealers approved by the Bank (together with the Dealers, referred to herein as the "Selling Firms") in the Jurisdictions.

The Dealers hereby severally accept their appointment to act as the Bank's exclusive agents in the solicitation of offers to purchase Notes, and each Dealer agrees to use its reasonable best efforts to solicit offers to purchase Notes in accordance with the terms and conditions of this Agreement. Offers to purchase Notes solicited by any Dealer will be subject to acceptance by the Bank and to the requirements of any applicable Securities Laws (as defined below) or other applicable laws including the Bank Act (as defined below).

The Bank agrees that during the term of this Agreement, it will not appoint any other Dealer or Dealers to solicit offers to purchase Notes other than pursuant to subsection 10(4). The Bank may, from time to time, terminate its relationship with any Dealer in accordance with the provisions of this Agreement. For greater certainty, the Bank is entitled, subject to applicable Securities Laws, (i) to accept unsolicited offers received from an investment dealer other than a Dealer to purchase debt securities, other than the Notes, which may be designated as medium term notes, MTNs or otherwise; (ii) to appoint an investment dealer other than a Dealer to solicit offers to purchase such other debt securities; and (iii) to sell such other debt securities to an investment dealer other than a Dealer as principal or underwriter for resale to the public, in each

case other than pursuant to the provisions of this Agreement; provided that the Bank may not so accept offers, appoint investment dealers or sell such other debt securities (a) on any date the Bank requests the Dealers to solicit offers to purchase Notes, or (b) commencing on the date on which a Dealer, either alone or together with one or more of the other Dealers, has agreed to purchase, or is a holder of, Notes as principal for resale, and ending, unless otherwise agreed with such Dealer or Dealers, on the earlier of the date on which all agreements relating to sales of such Notes by or through the Dealers are binding on the public purchasers of Notes and the date on which the Dealers are out of distribution as determined by the Dealers, acting reasonably.

A Dealer, either alone or severally and not jointly with one or more of the other Dealers, may from time to time purchase, as an underwriter or dealer purchasing as principal for resale to the public in the Jurisdictions at prices to be negotiated with purchasers, Notes from the Bank at prices and with such fees or commissions, if any, as may from time to time be agreed upon between the Bank and such Dealer or Dealers. Any purchase as underwriter or principal will be deemed to have been made on the basis of the representations and warranties of the Bank contained in this Agreement and shall be subject to the terms and conditions set forth in this Agreement.

The Bank may also offer the Notes, from time to time, pursuant to any applicable registration exemptions, directly to the public at prices and upon terms and conditions agreed to between the Bank and the purchasers of the Notes, provided that the Bank may not so offer Notes (a) on any date the Bank requests the Dealers to solicit offers to purchase Notes, or (b) commencing on the date on which a Dealer, either alone or together with one or more of the other Dealers, has agreed to purchase, or is a holder of, Notes as principal for resale, and ending, unless otherwise agreed with such Dealer or Dealers, on the earlier of the date on which all agreements relating to sales of such Notes by or through the Dealers are binding on the public purchasers of Notes and the date on which the Dealers have completed distribution as determined by the Dealers, acting reasonably. For greater certainty, no commission or fee shall be payable to the Dealers for sales made directly by the Bank.

For each Note sold under this Agreement by one or more of the Dealers, the Bank will pay to such Dealer, or to such Dealers collectively, acting either as agent or agents of the Bank or as underwriter, a commission or fee as determined from time to time by mutual agreement of the Bank and such Dealer or Dealers, as the case may be. The commission in respect of any particular Note will be payable in the same currency as the principal of the Note and will be paid as provided for in Schedule A.

TERMS AND CONDITIONS

Section 1. Definitions

As used herein, unless the context otherwise requires, the following terms shall have the respective meanings indicated below:

"affiliate" has the meaning attributed thereto in the Securities Act (Ontario);

"Agreement" means this dealer agreement, as amended from time to time;

"Bank" has the meaning attributed thereto in the first paragraph of this Agreement;

"Bank Act" means the *Bank Act* (Canada) and the regulations made thereunder, as amended from time to time;

"Bank's Counsel" means Fasken Martineau DuMoulin LLP or such other legal counsel retained by the Bank and acceptable to the Dealers, acting reasonably;

"Business Day" means any day, other than a Saturday or Sunday, that is not a day on which banking institutions are authorized or required by law or regulation to be closed in Montreal;

"Closing Date" has the meaning attributed thereto in subsection 8(1);

"Dealers" has the meaning attributed thereto in the second paragraph of this Agreement;

"Dealers' Counsel" means Stikeman Elliott LLP, or such other legal counsel retained by the Dealers and acceptable to the Bank, acting reasonably;

"Distribution" means "distribution" or "distribution to the public", which terms have the meanings attributed thereto under applicable Securities Laws;

"Financial Information" has the meaning attributed thereto in subparagraph 6.1 (f) (i);

"Jurisdictions" has the meaning attributed thereto in the first paragraph of this Agreement;

"Material" or "materially", when used in relation to the Bank, means material in relation to the Bank and its subsidiaries taken as a whole;

"Material change", "material fact" and "misrepresentation" have the meanings attributed thereto, respectively, under applicable Securities Laws;

"NI 44-102" means National Instrument 44-102 of the Canadian Securities Administrators and includes without limitation any national instrument and companion policy of the Canadian Securities Administrators which replaces National Instrument 44-102;

"No Trading Period" has the meaning attributed thereto in subsection 5(2);

"Notes" has the meaning attributed thereto in the first paragraph of this Agreement;

"Operating Procedures" means the operating procedures set out in Schedule A;

"Out of the Market Period" has the meaning attributed thereto in Subsection 5(1);

"Preliminary Prospectus" means the preliminary short form base shelf prospectus of the Bank dated February 9, 2006, in both the English and French languages, including the documents or information incorporated or deemed to be incorporated therein by reference;

"Pricing Supplement" means a pricing supplement in either or both the English and French languages incorporated by reference into the Prospectus for purposes of a distribution of the Notes, as contemplated by NI 44-102;

"Prospectus" means the (final) short form base shelf prospectus of the Bank dated April 5, 2006 relating to the distribution of up to $2,000,000,000 of Notes, in both the English and French languages, including the documents or information incorporated or deemed to be incorporated therein by reference;

"Prospectus Amendment" means an amendment to the Prospectus, in either or both of the English and French languages unless the context indicates otherwise, and includes an amendment by way of a material change report as contemplated by NI 44-102;

"Securities Commissions" means the securities commission or other securities regulatory authority in each of the Jurisdictions;

"Securities Laws" means the securities acts or similar statutes of the Jurisdictions and all regulations, rules, national instruments and local policy statements, notices and blanket orders or rulings made thereunder;

"Selling Firms" has the meaning attributed thereto in the second paragraph of this Agreement;

"Shelf Procedures" means the rules and procedures established pursuant to NI 44-102; and

"subsidiary" has the meaning attributed thereto in the Bank Act.

Section 2. Terms of Notes

The Notes shall, in all material respects, have the attributes and characteristics described in the Prospectus and the applicable Pricing Supplement as they may be amended or supplemented from time to time. Each Note will be in the form agreed to from time to time by the Bank and the Dealers. Subject to the foregoing, all terms and conditions of each Note issued by the Bank from time to time will be determined by the Bank in its sole discretion (after consultation with the Dealers on a basis consistent with the Operating Procedures). These terms and conditions shall include, without limitation, the aggregate principal amount of the Notes being offered, the maturities of the Notes (greater than one year from the date of original issue), the issue and delivery date or dates, the fixed, variable, floating or other interest rate, if any (and the method of calculation thereof) and interest payment date(s) for the Notes, if applicable, the issue price of the Notes (at par, at a premium or at a discount), the terms of redemption or repayment, the denominations and currency or currencies of the Notes and whether the Notes are issued or payable on an instalment basis.

Section 3. Filing of Prospectus Documents

The Bank shall use its best efforts to fulfill, as soon as possible, and shall continue to fulfill during the term of this Agreement, to the satisfaction of the Dealers' Counsel, acting reasonably, all requirements to be fulfilled by the Bank (including, without limitation, from time to time, any filings, proceedings and requirements set forth in NI 44-102) to enable the Notes to

be continuously offered for sale and sold to the public in each of the Jurisdictions under NI 44-102 and in compliance with applicable Securities Laws and the Bank Act by or through Canadian investment dealers and brokers who comply with, and are duly registered under, applicable Securities Laws. To the extent that the filing of any Prospectus Amendment results in the Dealers assuming additional liability, the Bank shall consult with the Dealers as to such filing it proposes to effect.

Section 4. Distribution of Notes

The Dealers shall, on such dates as the Bank has notified the Dealers in accordance with the Operating Procedures that it requires funds, use their reasonable best efforts to solicit offers to purchase the Notes from, and sell the Notes to, members of the public in the Jurisdictions, directly and through other Selling Firms, only as permitted by and in compliance with applicable Securities Laws and the Bank Act, on the terms and subject to the conditions set forth in this Agreement, and in the Prospectus and the applicable Pricing Supplement, each as amended and supplemented from time to time. The Dealers may solicit offers to purchase or sell Notes outside of Canada only with the prior written consent of the Bank, in accordance with applicable laws. The Dealers will not solicit offers to purchase or sell the Notes so as to require registration of the Notes or the filing of a prospectus, registration statement or other notice or document with respect to the distribution of the Notes under the laws of any jurisdiction other than the Jurisdictions, including, without limitation, the United States, and will require each other Selling Firm to agree with the Dealers not to so solicit or sell. For purposes of this section 4, the Dealers shall be entitled to assume that the Notes are qualified for distribution in all of the Jurisdictions. The Dealers shall, as soon as practicable following completion of a distribution of Notes under this Agreement and, as soon as practicable following a request for the same being made by the Bank to the Dealers, provide the Bank with a comprehensive breakdown of the Notes distributed by the Dealers collectively, both through agency sales and principal sales (separately enumerated), in each of the Jurisdictions where a breakdown is required for the purpose of calculating fees payable by the Bank to the Securities Commissions.

Section 5. Out of the Market and No Trading Periods

(1) At any time during the term of this Agreement and for any reason, the Bank may designate a time period (an "Out of the Market Period") during which the Bank will not distribute any Notes, any such designation to be made by at least one Business Day's advance written notice to the Dealers which notice shall state the approximate expected duration thereof.

(2) During each period of a distribution of Notes under the Prospectus and any Pricing Supplement, as amended or supplemented from time to time, the Bank shall not, during the time period (the "No Trading Period") in which the Bank believes, in its reasonable judgment, that any change described below (which has not been announced or is the subject of the filing of a confidential material change report) is sufficiently imminent and probable that a reasonably prudent reporting issuer would not trade in its own securities, continue the distribution of Notes until the No Trading Period ends either through a change in circumstances or through a public announcement of such change or otherwise:

(a) any change (actual, anticipated, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Bank and its subsidiaries, taken as a whole;

(b) any change in any matter covered by a statement contained or incorporated by reference in the Prospectus or any Pricing Supplement or as amended or supplemented immediately prior to such change; or

(c) any fact which has arisen which would have been required to have been stated in the Prospectus or any Pricing Supplement had the fact arisen on or prior to the date of a Pricing Supplement;

which change or fact in any case is, or may be, of such a nature as:

(d) to render the Prospectus or any Pricing Supplement, as amended or supplemented immediately prior to such change or fact, misleading or untrue in any material respect;

(e) would result in the Prospectus or any Pricing Supplement, as amended or supplemented immediately prior to such change or fact, containing a misrepresentation, as defined under Securities Laws;

(f) would result in the Prospectus or any Pricing Supplement, as amended or supplemented immediately prior to such change or fact, not complying with the laws of any Jurisdiction; or

(g) would reasonably be expected to have a significant effect on the market price or value of the Notes.

The Bank shall promptly comply with all applicable filing and other requirements under the Securities Laws in the Jurisdictions arising as a result of such change or fact but need not submit any document required to be filed, other than the Prospectus or any Prospectus Amendment or Pricing Supplement, to the Dealers or the Dealers' Counsel for their review and comment. In addition, if during the period of the distribution of Notes under the Prospectus, as amended or supplemented from time to time, there is any change in any applicable Securities Laws which results in a requirement to file a Prospectus Amendment, then the Bank shall make such filing as soon as practicable. The Bank shall also discuss with the Dealers any change or fact in respect of which there may be doubt respecting the applicability of this subsection 5(2).

Section 6. Delivery of Documents

(1) The Bank shall cause to be delivered to the Dealers:

(a) on the date of this Agreement, the Preliminary Prospectus and the Prospectus in the English and French languages as filed with the Securities Commissions (along with copies of the certificates of authentication required by National Instrument 13-101) signed as required by the Securities Laws and acceptable in form and substance to the Dealers' Counsel, acting reasonably;

(b) on the date of this Agreement, all documents, in the English and French languages, incorporated or containing information incorporated by reference into the Preliminary Prospectus or the Prospectus and not previously delivered to the Dealers;

(c) on the date of this Agreement, copies of letters from Standard & Poor's, a division of The McGraw Hill Companies, Inc. ("S&P"), Dominion Bond Rating Service Limited ("DBRS") and Moody's Investors Service, Inc. ("Moody's) in a form acceptable to the Dealers, confirming the final ratings on the Notes are at least A-, A (low) and A2, respectively, or the equivalent;

(d) as soon as they are available, copies of such continuous disclosure documents or information as may have been or may be incorporated by reference, at the appropriate time or times, under the heading "Documents Incorporated by Reference" in the Prospectus;

(e) as soon as they are available, copies of any Prospectus Amendment and any Pricing Supplement as contemplated by NI 44-102, signed as required by applicable Securities Laws (along with copies of the certificates of authentication required by National Instrument 13-101) and acceptable in form and substance to the Dealers and the Dealers' Counsel, acting reasonably, including copies of any documents incorporated, or containing information incorporated, by reference therein and not previously delivered hereunder;

(f) at the time of the delivery to the Dealers pursuant to this subsection 6(l) (or as soon as practicable thereafter) of the French language version of the Prospectus or any Prospectus Amendment and at the time the French language version of a form of Pricing Supplement is first delivered to the Dealers pursuant to this subsection 6(1) (or as soon as practicable thereafter):

(i) if requested by the Dealers or any of them, an opinion of the Bank's Counsel (including the Bank's in-house counsel, as the case may be), dated the date of the relevant document and acceptable in form and substance to the Dealers' Counsel, acting reasonably, to the effect that, except for any management's discussion and analysis of financial condition and results of operations, financial statements and supplementary financial data, and notes to financial statements and auditors' reports (collectively, the "Financial Information") contained in or incorporated by reference in the document, each such document in the French language and any document or information in the French language incorporated by reference therein is in all material respects a complete and proper translation of the document or information in the English language; and

(ii) if requested by the Dealers or any of them, an opinion of the Bank's auditors, dated the date of the relevant document and acceptable in form and substance to the Dealers' Counsel, acting reasonably, to the effect that

the Financial Information contained in the document in the French language is in all material respects a complete and proper translation of the Financial Information contained in the document in the English language;

(g) at the time of the delivery to the Dealers, pursuant to this subsection 6(1), of the Prospectus or any Prospectus Amendment or at the time of the filing of the Bank's interim and annual financial statements or in any other case where there is the release of material financial information and the Dealers so reasonably request, a comfort letter from the Bank's auditors, dated the date of the Prospectus or the Prospectus Amendment or the date of filing of such financial statements or release of such information, as the case may be, and acceptable in form and substance to the Dealers and the Dealers' Counsel, acting reasonably, with respect to certain financial and accounting information (including asset and earnings coverage ratios) relating to the Bank contained in the Prospectus, Prospectus Amendment, financial statements or other material financial information, as the case may be; provided that such comfort letter need not be provided at that time if the Bank has pursuant to subsection 5(1) designated an Out of the Market Period or does not reasonably expect to effect any distribution of Notes prior to the time that another comfort letter would be required to be delivered pursuant to this paragraph 6(l)(g) and a comfort letter with respect to such matters is delivered to the Dealers not less than five Business Days prior to the Bank subsequently effecting any distribution of Notes. The comfort letter shall be based on a review by the auditors having a cutoff date not more than two Business Days prior to the date of the comfort letter and shall be in addition to any comfort letters which must be filed with Securities Commissions pursuant to applicable Securities Laws;

(h) in such cities in the Jurisdictions as the Dealers may reasonably request, as soon as practicable after a receipt therefor has been issued, and in any event within two Business Days from the date of the document in the case of the Prospectus or a Prospectus Amendment and one Business Day from the date of the document in the case of a Pricing Supplement, that number of commercial copies of the Prospectus, any Prospectus Amendment, and any Pricing Supplement, including copies of any documents incorporated, or containing information incorporated, by reference therein as the Dealers may reasonably require, without charge; and

(i) copies of all receipts (including any expedited review receipt documents or similar documents) received from time to time, from the Securities Commissions in respect of the filing thereof for the Prospectus or any Prospectus Amendment as soon as they are available.

(2) The Bank's delivery to the Dealers of the documents referred to in paragraphs 6(l)(a), (b), (d), (e) and (h) and subsection 6(3) or the determination of the terms and conditions of Notes issued by the Bank in accordance with section 2 shall constitute the Bank's consent to the use by the Selling Firms of such documents in connection with the distribution of the Notes in compliance with the provisions of this Agreement.

(3) Without limiting the generality of the foregoing and in order to assist the Dealers in their monitoring, on an ongoing basis, of the affairs of the Bank, the Bank shall as soon as practicable during the term of this Agreement provide the Dealers' Counsel with copies of all press releases and documents prepared in accordance with the continuous disclosure requirements of applicable Securities Laws and filed during the term of this Agreement with any Securities Commission or other securities regulatory authority in Canada or the United States.

Section 7. Representations, Warranties and Covenants

(1) The delivery by the Bank to the Dealers of the documents referred to in paragraphs 6(l)(a), (b), (d), (e) and (h) and subsection 6(3) shall constitute the Bank's representation and warranty to the Dealers that each such document at the time of its filing complied in all material respects with the requirements of the Securities Laws pursuant to which it was filed and that all the information and statements (except information or statements contained in or omitted from such document in reliance upon information provided by the Dealers, information relating solely to the Dealers and information and statements which are modified by or superseded by information or statements contained in or incorporated by reference in the Prospectus or any Prospectus Amendment, as the case may be) contained in or incorporated by reference in the Prospectus, any Pricing Supplement or any Prospectus Amendment are, at the respective dates of delivery thereof, true and correct, and that such documents (including, without limitation, the documents incorporated therein by reference) contain no misrepresentation (as defined under Securities Laws) and constitute full, true and plain disclosure of all material facts relating to the Bank, its material subsidiaries and affiliates, taken together, and to the Notes as required by Securities Laws and that no material fact has been omitted therefrom and no other information has been omitted therefrom which is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made.

(2) The Bank represents and warrants to the Dealers that the Notes, if issued on the date hereof, would qualify for investment under each of the statutes as set out in the heading "Eligibility for Investment" in the Prospectus.

(3) During the term of this Agreement, the Bank shall ensure that the Notes are qualified for distribution in all Jurisdictions and that Securities Laws have been complied with.

(4) Each of the Dealers severally (and not jointly or jointly and severally) hereby represents, warrants, covenants and agrees to and with the Bank that:

(a) it will not disclose or permit disclosure of any confidential information or facts relating to the Bank or any of its subsidiaries and affiliates which has not been disclosed in compliance with Securities Laws until such time as such information or fact is publicly disclosed by the Bank or any of its subsidiaries and affiliates or is required to be disclosed by law or a court or regulatory body of competent jurisdiction;

(b) provided the Bank delivers the Prospectus, a Prospectus Amendment or a Pricing Supplement to such Dealer as contemplated in paragraphs 6(l)(a), (e) and (h) hereof, it will deliver such documents to the purchasers of Notes as soon as possible after receipt thereof and, to the extent practicable, by the close of business on the Business Day such documents are delivered by the Bank to such Dealer;

(c) it holds and will ensure that its affiliates and each Selling Firm, as applicable, will hold, all necessary registrations, permits and licenses to offer for sale, to solicit offers to purchase or to sell Notes or to carry out any act that is necessary to be carried out in connection with the sale of Notes in each of the Jurisdictions, in compliance with applicable Securities Laws or any other applicable laws, regulations or policies; and

(d) it will not, and will ensure that its affiliates and any Selling Firm, as applicable, do not, when offering for sale, soliciting offers to purchase, selling or carrying out any act in connection with the sale of, Notes, breach any applicable Securities Laws or any other applicable laws, regulations or policies.

Section 8. Closing

(1) The Bank shall deliver, or cause to be delivered, to the Dealers and the Dealers' Counsel, on a date to be mutually agreed upon by the Bank and the Dealers (the "Closing Date"), the following documents:

(a) a certificate dated the Closing Date signed by the Bank's Chairman of the Board or the President and Chief Executive Officer or the President, Financial Markets, Treasury and Investment Bank or the Senior Vice-President, Finance and Control, and the Senior Vice-President-Treasury and Financial Markets, the Vice-President and Treasurer or the Senior Manager, Legal Affairs, International and Capital Markets of the Bank or such other officer of the Bank as the Dealers may agree certifying that, to the best of their knowledge, information and belief, after having made reasonable inquiries and without personal liability, there has been no material adverse change to such date in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Bank, its subsidiaries and affiliates on a consolidated basis from that disclosed in the Prospectus and any Prospectus Amendment and further that no event has occurred which should have been set forth in a Prospectus Amendment or in a notice of material change which has not been set forth in such Prospectus Amendment or such notice; such certificate shall also relate to such matters of fact as the Dealers and the Dealers' Counsel may reasonably request;

(b) an opinion of the Bank's Counsel, in a form acceptable to Dealers' Counsel acting reasonably;

(c) an opinion of the Dealers' Counsel, in a form acceptable to the Dealers acting reasonably;

(d) the duly executed Supplemental Indenture, if any; and

(e) letters from S&P, DBRS and Moody's confirming that as at the Closing Date the ratings on the Notes are as set out in the Prospectus.

(2) For the purposes of the opinions referred to in paragraphs 8(l)(b) and (c), the Bank's Counsel and the Dealers' Counsel may deliver opinions of local counsel acceptable to them as to the qualification of the distribution of the Notes for sale to the public in those Jurisdictions where they do not carry on the practice of law and as to other matters governed by the laws of such Jurisdictions. In addition, the Bank's counsel may rely as to certain matters of fact on certificates of the Bank's officers and certificates issued by Securities Commissions, the Office of the Superintendent of Financial Institutions and other governmental agencies, and that such opinion will be subject to the customary qualifications and assumptions, and the Dealers' Counsel may, when the Dealer's Counsel considers it appropriate to do so, rely on the opinion of the Bank's Counsel as to matters which relate specifically to the Bank or any of its subsidiaries.

Section 9. Indemnification

(1) The Bank shall indemnify and save harmless each of the Dealers and their respective directors, officers, employees, shareholders and agents, and any person (other than the Bank and its successors and assigns) which, for these purposes, includes each of their respective directors, officers and employees, shareholders and agents, to whose benefit this Agreement shall enure or upon whom it shall be binding pursuant to subsection 16(3) hereof (each of whom is an "Indemnified Party", and are referred to collectively as the "Indemnified Parties") from and against all losses (except loss of profits in connection with the sale of the Notes), claims (other than a claim caused by or arising by reason of the breach by any such Dealer of any of its obligations herein contained or of applicable Securities Laws or other applicable laws in connection with the transactions provided for herein), costs, damages, demands, expenses and liabilities which any of the Indemnified Parties may suffer, incur or be the subject of (whether under the provisions of any statute or otherwise), from time to time, and which are in any way caused by or derived directly or indirectly by reason of, from or in consequence of:

(a) any misrepresentation, untrue or misleading statement or omission contained herein, in the Prospectus, any Prospectus Amendment or any Pricing Supplement or in any document incorporated therein by reference or supplementary thereto or in any other material supplied to the Dealers by the Bank and/or filed or delivered by the Bank in compliance or intended compliance with Securities Laws;

(b) any order made or inquiry, investigation or proceeding commenced or threatened by the Superintendent of Financial Institutions (Canada), any Securities Commission or other competent authority in Canada or in any of the Jurisdictions based upon any untrue statement or omission or alleged untrue statement or omission or any misrepresentation or any alleged misrepresentation (except a statement, omission or misrepresentation relating solely to the Dealers) contained in the Prospectus, any Prospectus Amendment or any Pricing Supplement or any

other material or document filed or delivered by the Bank pursuant hereto (except any document or material delivered or filed solely by the Dealers) which prevents or restricts the trading in or the distribution of the Notes or any of them or the common shares of the Bank in any of the Jurisdictions;

(c) any untrue statement, omission or misrepresentation or any alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Dealers or any of the Dealers) in any material or document prepared, filed or delivered pursuant hereto or which prevents or restricts the trading in any securities of the Bank or the distribution or eventual redistribution of the Notes or any of them in any of the Jurisdictions; or

(d) the French language version of any document referred to in Section 9(1)(a) of this Agreement being, or being alleged to be, other than a complete and proper translation of the English language version of the document or being, or being alleged to be, susceptible of any materially different interpretation with respect to any material matter contained therein.

If any claim contemplated by this subsection should be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this subsection should come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the Bank as soon as possible of the nature of such claim (provided that any failure to so notify shall not affect the liability of the Bank under this subsection except to the extent that the Bank is materially prejudiced by such failure) and the Bank shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claims; provided, however, that the defence shall be through legal counsel engaged by the Bank and acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Bank or the Indemnified Party without, in each case, the prior written consent of the Bank and the Indemnified Party, such consent not to be unreasonably withheld or delayed. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless: (i) the employment of such counsel has been authorized by the Bank; or (ii) the Bank has not within reasonable time after receiving written notice of a claim or potential claim employed counsel to have charge of the defence of such action; or (iii) the named parties to any such suit include the Indemnified Party and the Bank and the Indemnified Party shall have been advised by counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Bank, in which case the Bank shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but the Bank shall be liable in accordance with the provisions of this subsection to pay the reasonable fees and expenses of counsel for the Indemnified Party. The Bank hereby constitutes the Dealers as trustees for the Dealers' directors, officers, employees, shareholders and agents of the covenant of the Bank under this Section 9(1) with respect to the Dealers' directors, officers, employees, shareholders and agent and the Dealers agree to accept such trust and hold and enforce such covenants on behalf of such persons.

(2) In order to provide for just and equitable contribution in circumstances in which the indemnity provided in subsection 9(1) is due in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by any Indemnified Party or enforceable otherwise than in accordance with its terms, to the extent permitted by applicable law the Bank and each affected Indemnified Party shall contribute to the aggregate of all claims, damages, costs and liabilities and all losses (other than loss of profits) of the nature contemplated in subsection 9(1) and suffered or incurred by any Indemnified Party in such proportions so that such Indemnified Parties are each responsible for the portion represented by the percentage that the aggregate fee payable by the Bank to such Indemnified Party bears to the aggregate initial offering price of the Notes sold by the Dealers under the Prospectus and the Bank shall be responsible for the balance whether or not it has been sued or sued separately; provided that, in any event, no Indemnified Party shall be liable to contribute, in the aggregate, any amount in excess of such aggregate fees or any portion thereof actually received.

(3) The rights to contribution provided in subsection 9(2) shall be in addition to and not in derogation of any other right to contribution which any Indemnified Party may have by statute or otherwise pursuant to applicable law.

(4) In the event that the Bank may be held to be entitled to contribution from any Indemnified Party under the provisions of any statute or otherwise pursuant to applicable law, the Bank's entitlement shall be limited to an amount not exceeding the lesser of (a) the portion for which such Indemnified Parties are responsible, as determined pursuant to subsection 9(2), of the full amount of the loss or liability giving rise to such contribution, and (b) the amount of any fees or commissions actually received by such Indemnified Parties in connection herewith.

(5) If any action is instituted against the Bank as a result of any matter referred to in subsection 9(1) or if any payment is made by the Bank pursuant to this Section 9, the Bank shall not make any claim for contribution against any of the Indemnified Parties except to the extent permitted by subsection 9(1), or except to the extent that such claim is based upon the negligence or misfeasance or intentional or gross fault of any such parties.

(6) Notwithstanding any other section or provision contained in this Agreement, the rights to indemnity and contribution contained in this section 9 shall survive each and every Closing and shall continue in full force and effect unaffected by any disposition or re-distribution by the Dealers of any or all of the Notes.

Section 10. Operating Procedures

(1) In the case of any agency offering, or in the case of the Dealers purchasing as principal, the Bank and the Dealers shall follow the Operating Procedures (as amended from time to time as mutually agreed by the Bank and the Dealers) in respect of operating and settlement matters and the timing of payment of commissions in connection with the sale of Notes by or through the Dealers or in such other manner as the Bank and the Dealers shall agree.

(2) The Bank shall allow the Dealers and the Dealers' Counsel to carry out the due diligence contemplated by Schedule B hereto and such other due diligence as the Dealers and the Dealers' Counsel may reasonably request from time to time in order to fulfil their obligations under applicable Securities Laws and to enable the Dealers to execute responsibly the certificate in the Prospectus or any Prospectus Amendment required to be executed by the Dealers. During the term of this Agreement, the Bank shall promptly give the Dealers and Dealers' Counsel:

(a) copies of all documents referred to in Schedule B when specified therein (other than documents or materials referred to in Schedule B which are only to be made available as specified therein);

(b) reasonable notice of the meetings contemplated by Schedule B; and

(c) prompt notice if it becomes aware of any change or proposed change in the credit rating of the Notes.

(3) (a) If any Dealer is not satisfied with the content of any document required to be filed by the Bank in connection with the distribution of the Notes (including, without limitation, a Prospectus Amendment, material change report or the annual information form of the Bank) or (b) if any Dealer gives notice to the Bank that, in that Dealer's judgment, a Prospectus Amendment or material change report is required under Securities Laws to be filed by the Bank and the Bank is not prepared to file such Prospectus Amendment or material change report, or (c) if the Bank or any Dealer determines, each in its sole discretion, that it does not wish to continue the agency arrangement specified herein (in the case of the Bank in respect of one or more of the Dealers), the Bank or that Dealer, as the case may be, shall be entitled to terminate its rights and obligations under this Agreement upon delivery of notice in writing one Business Day in advance to that effect in which event there shall be no liability on the part of that Dealer to the Bank or of the Bank to that Dealer, provided that all of the representations and warranties of the Bank or the Dealer or Dealers, as the case may be, the provisions of section 9 and all provisions relating to payment of such Dealer's commissions, fees and expenses payable hereunder and any right or claim based on prior breach of obligations shall survive for the benefit of such Dealer or Dealers or the Bank, as the case may be. Upon such termination, the Bank and the remaining Dealers shall promptly file a supplement to the Prospectus satisfactory to the Dealers' Counsel, acting reasonably, indicating that the Dealer or Dealers have ceased to be a Dealer or Dealers under the Prospectus Supplement and containing a new Prospectus Supplement certificate page signed by the remaining Dealers, and any other document required under Securities Laws.

(4) The Bank may in its discretion and after notice to the Dealers appoint one or more additional Canadian investment dealers as agents; provided that no such appointment shall be effective unless:

(a) any such additional Dealer shall have entered into a counterpart to this Agreement or other accession instrument, a copy of which shall have been delivered to the then existing Dealers and the Dealers' Counsel;

(b) an appropriate Prospectus Supplement shall have been arranged by the Dealers (including any such additional Dealer) and filed with the Securities Commissions;

(c) all relevant requirements under Securities Laws shall have been complied with; and

(d) such other matters as the Dealers' Counsel or the Bank's Counsel may reasonably require in order to give effect to any such appointment shall have been completed;

upon satisfaction of which, each such additional agent shall become one of the Dealers under this Agreement.

(5) Each Dealer hereby covenants to execute and deliver any and all agreements, instruments, notices, consents, acknowledgments, certificates and documents and do all such acts and things as may reasonably be required by the Bank in order to give effect to the appointment of one or more additional Dealers as contemplated by subsection 10(4).

Section 11. Termination of Purchases as Principal

In addition to any other remedies which may be available to the Dealers, a Dealer shall be entitled, at its option, to terminate and cancel any obligation to purchase any Notes as principal, without any liability on its part, immediately upon written notice to the Bank at any time prior to the completion of such purchase if, after such Dealer has agreed to purchase Notes as principal:

(a) any inquiry, investigation or other proceeding is commenced or any order is issued under or pursuant to any statute of Canada or of any province or territory of Canada preventing or restricting the distribution of or trading in the Notes in any of the Jurisdictions;

(b) there shall occur any material change or change in a material fact or should the Dealers become aware of an undisclosed material fact such as is contemplated in subsection 5(2) which in the Dealer's opinion, acting reasonably, would be expected to have a significant adverse effect on the market price or value of the Notes;

(c) there should develop, occur or come into effect or existence any occurrence of national or international consequence or any action, government law or regulation or other occurrence of any nature whatsoever which, in the Dealer's opinion, acting reasonably, seriously adversely affects, or would be expected to seriously adversely affect the financial markets or the business, operations or affairs of the Bank and its subsidiaries taken as a whole; and

(d) the rating assigned to the debt securities of the Bank by any nationally recognized securities rating agency in Canada or in the United States shall have been lowered since the date of the Trade (as defined in Schedule A) or if any such rating agency shall have publicly announced that it has under surveillance or review, with possible negative implications, the Bank's rating if in the Dealer's opinion, acting

reasonably, such change in ratings or announcement could be reasonably expected to have a significant adverse effect on the market price or value of the Notes.

In the event of a termination by a Dealer pursuant to this section 11, there shall be no further liability on the part of such Dealer or of the Bank to such Dealer in respect of that proposed distribution of Notes, except in respect of the obligations of the Bank under sections 9 and 15.

Section 12. Termination

The term of the Dealers' appointment as Dealers under this Agreement shall expire on the earlier of (i) the 25 months following the filing of the Prospectus; and (ii) the date on which the Bank files a new Prospectus or Prospectus Supplement to replace or supersede the Prospectus or Prospectus Supplement for the purposes of the Bank's continuing an MTN Program. Provided that no Dealer owns any Notes as principal and no Dealer is obliged to purchase any Notes as principal, the Prospectus may be withdrawn from a Securities Commission by the Bank in its sole discretion provided the Bank provides advance notice to the Dealer of such withdrawal.

Section 13. Several Obligations

The Bank agrees that the obligations of the Dealers hereunder are several and not joint or joint and several.

Section 14. Notices

(1) Any notice or other communication to be given hereunder shall:

(a) in the case of notice to the Bank, be addressed and sent to:

National Bank of Canada
National Bank Tower
600 de La Gauchetière Street West
Montreal, Québec H3B 4L2

Facsimile N°: (514) 394-8971

Attention: François Bourassa
Senior Manager, (supervisory),
Trading and Structured Products

with a copy to:

Fasken Martineau DuMoulin LLP
Stock Exchange Tower
Suite 3400, P.O. Box 242
800 Place Victoria
Montreal, Québec
H4Z 1E9

Facsimile No: (514) 397-7600

Attention: Jean-Pierre Chamberland

(b) in the case of notices to the Dealers, be addressed and sent to:

(i) the Dealers collectively, or National Bank Financial Inc.:

National Bank Financial Inc.
1155 Metcalfe, 5th Floor
Montreal, Québec H3B 4S9

Facsimile N°: (514) 390-7810

Attention: Paul St-Michel

Facsimile N°: (514) 390-7357

Attention: Louis Simard

with a copy, in each case, to :

Stikeman Elliott LLP
Suite 5300 Commerce Court West
99 Bay Street
Toronto, Ontario
M5L 1B9

Facsimile N°: (416) 947-0866

Attention: Darin Renton

(2) Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee, shall be given by facsimile, and shall be deemed to be given at the time facsimiled or delivered, if facsimiled or delivered to the recipient on a Business Day (in Montreal) and before 5:00 p.m. (Montreal time) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (Montreal time) on the next following Business Day (in Montreal). Any party may change its address for notice by notice given in the manner aforesaid.

(3) All notices, directions, consents and other communications to be given pursuant hereto on behalf of the Dealers shall be given by National Bank Financial Inc. (other than a notice of termination under subsection 10(3) or section 11, which shall be given by the Dealer concerned) and this shall suffice as the Bank's authority to accept such notices, directions, consents and other communications.

Section 15. Fees and Expenses

Whether or not a sale of Notes as contemplated herein is completed, all reasonable costs and expenses of or incidental to the offering and issue of the Notes shall be paid by the Bank, including the Dealer's reasonable out-of-pocket expenses, the fees and expenses of the Dealers'

Counsel, the Bank's Counsel, the Bank's local counsels and the Bank's auditors, the costs of printing and delivering the definitive Notes (if any), the cost of printing and translating the Prospectus, any Prospectus Amendment or any Pricing Supplement and the expenses of qualifying the issue and distributing the Notes under applicable Securities Laws and all costs of any marketing or information meetings conducted by the Bank; provided, however, that the fees and expenses of the Dealers' Counsel and the Dealers' out-of-pocket expenses relating to a purchase of Notes by a Dealer or Dealers as underwriter(s) (but not as agent(s)) or principal(s) shall be paid by such Dealer or Dealers.

Section 16. Miscellaneous

(1) The representations, warranties and agreements herein contained shall survive the sale by the Dealers of the Notes.

(2) This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein. The courts of the Province of Québec shall have non-exclusive jurisdiction over any dispute hereunder.

(3) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

(4) Time shall be of the essence of this Agreement.

(5) The headings in this Agreement are for convenience of reference only, and shall not affect the interpretation or meaning hereof.

(6) This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and all counterparts together shall constitute one and the same instrument.

The parties hereto have expressly requested that this Agreement and all other documents relating thereto be drawn up in the English language only. *Les parties aux présentes ont expressément demandé que cette convention et tous les documents relatifs à cette convention ne soient rédigés qu'en anglais.*

(The rest of this page left intentionally blank.)

If the foregoing is in accordance with your understanding of the terms of the transaction we are to enter into, please confirm your acceptance by signing this letter in the place indicated below, in which event this letter shall constitute a binding agreement between the Bank and the Dealers.

Yours truly,

National Bank Financial Inc.

By: (Signed) Michael D. Shuh
Michael D. Shuh
Managing Director

ACCEPTANCE

The foregoing is hereby confirmed and accepted on the terms and as of the date set forth above.

NATIONAL BANK OF CANADA

By: (Signed) François Bourassa
François Bourassa
Senior Manager (supervisory),
Trading and Structure Products

SCHEDULE A

Operating Procedures

The following outlines the procedures by which the Bank intends from time to time to sell the Notes through the Dealers acting as agents of the Bank or as principals for resale pursuant to the dealer agreement (the "Agreement"), dated April 5, 2006, between the Bank and the Dealers. All operating procedures shall be carried out in accordance with NI 44-102 and applicable Securities Laws. Capitalized terms used herein have the meanings ascribed thereto in the Agreement, unless otherwise defined herein. These operating procedures shall not apply when the Bank elects, pursuant to the Agreement, to issue Notes directly to purchasers.

A. General

(1) At any time, the Bank may establish, in consultation with the Dealers or any of them, an appropriate rate and pricing structure for the Notes to be sold by the Dealers within a defined time frame pursuant to the Agreement and the Bank's requirement for funds to be raised by the sale of Notes (including the term or terms and the currency or currencies required and other terms and conditions (collectively, the "Other Terms and Conditions") of the Notes) as contemplated by the Prospectus (as amended or further supplemented by any Prospectus Amendment). At the Bank's sole discretion, the rate and pricing structure and requirement for funds so established will be based upon market conditions and the Bank's current and prospective funding requirements.

(2) The Bank, in its sole and absolute discretion, may determine that an adjustment in the rate and pricing structure, the Other Terms and Conditions or the requirement for funds is desirable and will notify each Dealer of the adjustment. The Bank may consult with the Dealers or any of them concerning the desirability of any such adjustment. Also, a Dealer will advise the Bank at any time if the Dealer is of the view that an immediate adjustment in the Bank's rate, pricing structure, the Other Terms and Conditions or the requirement for funds is desirable.

(3) Whenever a Dealer obtains a firm offer to purchase a Note at the prevailing rate and pricing structure, at the prevailing Other Terms and Conditions and within the confines of the Bank's prevailing requirement for funds, the Dealer will telephone or otherwise contact the Bank to determine whether the Bank requires funds and, if it does, the Bank will confirm by telephone or otherwise that the Dealer may accept such offer as agent on behalf of the Bank (with commissions as may be mutually agreed upon by the Dealer and the Bank) or may acquire the Note as principal on terms (including price and commissions, if any) then mutually agreed upon by the Dealer and the Bank for resale by the Dealer pursuant to such offer.

(4) Whenever a Dealer obtains a firm offer to purchase a Note at other than the prevailing rate and pricing structure and/or not within the confines of the Other Terms and Conditions, and/or not within the confines of the Bank's prevailing requirement for funds, the Dealer will inform the Bank of that offer and will discuss with the Bank the advisability of accepting such firm offer prior to accepting that offer.

(5) Unless otherwise agreed to by the Dealer and the Bank, all orders accepted by the Bank on a particular day (the "Trade Date") will be settled on the third Business Day in Montreal, and in the principal financial centre of the relevant currency, if other than Canadian dollars, following the Trade Date (the "Settlement Date").

(6) Any Note (a "Book-Entry Only Note") is to be issued in accordance with Part B below entitled "Book-Entry Only Notes", unless the issuance of Notes in certificated form ("Certificated Notes") is, subject to the provisions of the Trust Indenture, agreed to in advance by the Bank and the Dealers and so indicated in the applicable Pricing Supplement. Settlement procedures with respect to Book-Entry Only Notes shall be as set forth in such Part B, below. Settlement procedures with respect to Certificated Notes shall be as set forth in Part C of these operating procedures.

(7) The Bank will file all Pricing Supplements and other documents required to be filed with the Securities Commission in each Jurisdiction in which Notes have been sold pursuant to the Pricing Supplement within the times prescribed by NI 44-102 or applicable Securities Laws and will pay all fees payable to such regulatory authorities.

B. <u>Book-Entry Only Notes</u>

(1) Each Book-Entry Only Note will be registered in the name of CDS & Co., as nominee for The Canadian Depository for Securities Limited or other depository designated in the Pricing Supplement, or its nominee (the "Depository"), on the debt securities register maintained under the Trust Indenture. The beneficial owner of an interest in the Book-Entry Only Note (each, a "Book-Entry Interest") will designate one or more participants in the Depository to act as agent or agents for such owner in connection with the book-entry system maintained by the Depository, and the Depository will record in book-entry form, in accordance with instructions provided by such participants, a credit balance with respect to such Book-Entry Interest in the account of such participants. The Book-Entry Interest will be recorded through the records of such participants or through the separate records of such participants and one or more indirect participants in the Depository.

(2) The receipt of immediately available funds by the Bank in payment for the Book-Entry Interests and the issuance of the Book-Entry Only Note representing such Book-Entry Interests shall constitute "Settlement".

(3) Settlement procedures with regard to each Book-Entry Only Note sold by a Dealer shall be as set forth below, subject to such amendments as may be required to comply with any CDS rules in effect at the time of Closing:

(a) The Dealer will orally advise the Bank of the following information (except the information referred to in (x) if not available) immediately following the acceptance of any offer by the Dealer acting as agent on behalf of the Bank or acting as principal and all of the following information (the "Settlement Information") shall be confirmed in writing pursuant to the timetable for Settlement set forth below:

(i) principal amount and currency or currencies of the Book-Entry Interest;

(ii) if any, the rate of interest (or the method of calculation thereof) and the interest payment date or dates;

(iii) Settlement Date;

(iv) maturity date;

(v) price;

(vi) in the case of a fixed rate note which is redeemable at the Canada Yield Price (as defined in the applicable Pricing Supplement), the Redemption Percentage (as to be set forth in the applicable Pricing Supplement);

(vii) other redemption terms, if any;

(viii) the repayment price (if other than the principal amount);

(ix) net proceeds;

(x) spread as compared to comparable benchmark;

(xi) Trade Date;

(xii) FINS Number(s) (the Depository Participant Number(s) of the participant(s) through which the customer will hold the Book-Entry Interest);

(xiii) Dealer's commission;

(xiv) selling jurisdiction of the sale; and

(xv) any other terms of the Notes as permitted by the Trust Indenture;

(b) After receiving the Settlement Information from the Dealer, the Bank will complete and deliver to the Dealer a Pricing Supplement relating to the Book-Entry Only Note to be sold in accordance with such Settlement Information. The Pricing Supplement will be faxed or e-mailed to the contact at each of the Dealers, if such a Dealer is a Dealer for the purpose of such issue, set forth in Section 14 of the Agreement. The Dealer will deliver the Prospectus and any Pricing Supplement to the purchaser of each Book-Entry Interest by the end of the second Business Day following the Trade Date or the date the Bank has delivered the applicable Pricing Supplement to the Dealer, whichever is later.

(c) The Bank will, subject to CDS approvals and procedures, assign a CUSIP number to the Book-Entry Only Note representing such Book Entry Interest

and will forward copies of the Pricing Supplement(s) to the Depository by facsimile or other form of electronic transmission and request activation of the CUSIP number.

(d) After receiving all of the Settlement Information from the Dealers participating in the sale of the Book-Entry Only Note, the Bank will communicate to the Depository and to National Bank Trust Inc. or any other trustee duly appointed under the Trust Indenture (the "Trustee") and to the issuing agent if other than the Trustee, all of the Settlement Information, by facsimile or e-mail.

(e) The Bank will prepare and execute a Book-Entry Only Note in the form appended to the Trust Indenture or such other form as permitted by the Trust Indenture with such changes as may be agreed between the Bank and the Trustee.

(f) The Trustee or issuing agent as applicable, will confirm the Book-Entry Only Note and will make such Book-Entry Only Note available to the Depository in Montreal one Business Day prior to the Settlement Date.

(g) The Depository will credit such Book-Entry Interest to the appropriate participant account(s) maintained by the Depository.

(h) Each Dealer shall deliver by either certified cheque or electronic funds transfer the amount, net of the appropriate Dealer's commission, as agreed in respect of such Book-Entry Interest to an account designated by the Bank with a reference or trading number. In the event such amount has not been received in the designated account of the Bank by 11:30 a.m. on the Settlement Date, the transactions shall not settle until the next Business Day in Montreal and the Bank shall be compensated by the Dealer for its cost of funds incurred as a result of the delay in Settlement based on the interest rate or yield determined and calculated in the manner provided in the Notes, for the period from but not including the Settlement Date to and including the date the transaction settles.

(i) The Dealer will confirm the purchase of each Book-Entry Interest to the purchaser thereof by mailing a written confirmation to such purchaser.

For offers accepted by the Bank (or as provided above, by a Dealer on behalf of the Bank), settlement procedures (a) through (h) shall occur no later than the respective times listed below:

Settlement Procedure	Time
(a)	9:00 a.m. on the Business Day following the Trade Date
(b) to (e)	1:00 p.m. on the second Business Day following the Trade Date
(f)	3:00 p.m. on the second Business Day following the Trade Date

(g) to (h) 11:30 a.m. on the Settlement Date

(4) If Settlement of a Book-Entry Only Note is rescheduled or cancelled, the Bank will deliver to the Depository and the Trustee a cancellation message to such effect by no later than 10:00 a.m. on the Business Day immediately preceding the scheduled Settlement Date. If a Book-Entry Only Note is cancelled, the Trustee will mark such Book-Entry Only Note "void and cancelled", and make appropriate entries in its records. The CUSIP number assigned to such Book-Entry Only Note shall, in accordance with CUSIP Service Bureau procedures, be cancelled and not reassigned.

(5) Interest payments will be made by cheque dated the date interest is payable (or by any other payment method as agreed upon between the Depository and the Bank) and delivered to the Depository by or on behalf of the Bank at least two Business Days before the date interest is payable or wire transfer on the date interest is payable.

(6) On the day on which the principal amount of a Book-Entry Only Note is to be paid, payment shall be made at any of the principal offices of the Trustee or such other place as the Bank, with the approval of the Trustee, may agree, to the Depository against presentation and surrender of the Book-Entry Note unless otherwise specified in such Book-Entry Note or otherwise agreed to by the Bank, the Trustee and the Depository.

C. Certificated Notes

(1) The receipt of immediately available funds by the Bank in payment for Certificated Notes and the authentication and issuance of the Certificated Notes shall constitute "Settlement".

(2) Settlement procedures with regard to each Certificated Notes sold by a Dealer shall be as follows:

(a) The Dealer will orally advise the Bank of the following information (except the information referred to in (vi) if not available) immediately following the acceptance of any offer by the Dealers acting as agent on behalf of the Bank or acting as principal and all of the following information shall be confirmed in writing by 1:00 p.m. on the Business Day following the Trade Date:

(i) principal amount and currency or currencies of the Certificated Note;

(ii) exact name in which the Certificated Note is to be registered (the "Registered Owner");

(iii) exact address of the Registered Owner and address for payment of principal and interest;

(iv) splits;

(v) delivery location;

(vi) taxpayer identification number of the Registered Owner and whether the Registered Owner is a "non-resident" for the purposes of the *Income Tax Act* (Canada); and

(vii) the information specified in paragraph B.3 (a)(ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (xi), (xii) and (xiii) above (which information along with the information specified in paragraph C.2(a)(i) to (iv) above shall be deemed to be collectively the "Certificated Settlement Information" for all purposes in regard to the Certificated Notes).

(b) After receiving the Certificated Settlement Information from the Dealers, the Bank will complete and deliver to the Dealer a Pricing Supplement relating to the Certificated Notes to be sold in accordance with such Certificated Settlement Information.

The Pricing Supplement will be faxed to the contact at each of the Dealers if such a Dealer is a Dealer for the purpose of such issue set forth in Section 14 of the Agreement. The Dealer will deliver the Prospectus and any Pricing Supplement to the purchaser by the end of the second Business Day following the Trade Date, provided that the Bank has delivered the applicable Pricing Supplement to the Dealer.

(c) After receiving all of the Certificated Settlement Information from the relevant Dealer, the Bank will communicate the Certificated Settlement Information to the Trustee and to the issuing agent if other than the Trustee, by 1:00 p.m. on the second Business Day following the Trade Date.

(d) The Trustee or issuing agent, as applicable, will complete and distribute a pre-printed 4-ply Certificated Note packet (or a Certificated Note and three photocopies thereof) as follows:

(i) the original Certificated Note (which in the case of the registered Certificated Notes will be registered in the name of the Registered Owner) to the Dealer;

(ii) copy 1 to the Trustee;

(iii) copy 2 to the Dealer; and

(iv) copy 3 to the Bank.

(e) No later than 10:00 a.m. on the Settlement Date or such time on such other date as may be agreed to by the Bank and the Dealer or Dealers in question to be the Settlement Date for the purpose of a specific issuance of a Certificated Note, the Trustee or issuing agent, as applicable, will make the Certificated Note available at its principal office in Montreal or such other place or places

(if any) which the Bank may, with the approval of the Trustee, designate subject to the provisions of the Indenture, against payment by wire transfer, certified cheque or bank draft, net of the appropriate Dealer's commission. The Dealers will arrange to settle the transaction prior to 12:00 p.m. on the Settlement Date. If the Dealer does not settle the transaction prior to 12:00 p.m. on the Settlement Date, the transaction shall not settle until the next Business Day in Montreal and the Bank shall be compensated by the Dealer for its cost of funds incurred as a result of the delay in Settlement based on the interest rate or yield determined and calculated in the manner provided in the Notes, for the period from but not including the Settlement Date to and including the date the transaction settles.

(3) For each Certificated Note the Dealer will provide the exact address of the Registered Owner and address for payment of interest. Interest payments shall be made by cheque dated the date interest is payable and mailed to the Registered Owner at least five Business Days prior to the applicable interest payment date or, if applicable, transfer on the date interest is payable.

(4) On the date on which the principal amount of a Certificated Note is to be paid, the paying agent in the Note will make payment thereon, at any branch of the paying agent designated in the Note, to the payee named in the Certificated Note or the appropriate holder thereof (in the case of a Certificated Note which is payable to the order of a named payee) against presentation and surrender of the Certificated Note unless otherwise specified in such Certificated Note or otherwise agreed to by the Bank, the Trustee, the paying agent and the payee.

These operating procedures will be in effect until such time as the Bank and the Dealers shall agree that revisions to the procedures are desirable.

SCHEDULE B

Due Diligence Review Process

Quarterly Review with Senior Management

After receiving and reviewing each of the quarterly unaudited financial statements for the Bank, representatives of each of the Dealers and the Dealers' Counsel may, at the option of the Dealers, acting reasonably, meet with one or more members of the senior management of the Bank and its counsel to conduct an updated due diligence session with respect to the affairs of the Bank. Any such meeting may take the form of a conference call. Prior to the foregoing quarterly due diligence session, the Dealers' Counsel will be permitted to review the minutes of the directors', shareholders', executive and audit committee meetings for each such quarter. These documents will be made available for review by the Dealers' Counsel by the Bank and legal counsel to the Bank will be available to answer questions regarding these documents.

Annual Review of the Bank's Audited Financial Statements and Annual Information Form

Both the Dealers and the Dealers' Counsel shall be included in the Bank's automatic press release system. After receiving and reviewing the Bank's audited financial statements, its annual report and the Bank's Annual Information Form, representatives of each of the Dealers and the Dealers' Counsel may, at their option, acting reasonably, meet with one or more members of the senior management of the Bank and its counsel to conduct an annual due diligence review in conjunction with the Bank's Annual Information Form. The Dealers and the Dealers' Counsel may, at their option, also meet with the auditors of the Bank to conduct a due diligence review with respect to the Bank's annual financial information. The auditors may be asked to provide to the Dealers one or more comfort letters regarding certain financial information, in accordance with paragraph 6(l)(g) of the Agreement.

Review of Material Change Reports

After receiving and reviewing a material change report of the Bank, representatives of each of the Dealers and the Dealers' Counsel may, at their option, acting reasonably, meet with one or more members of the senior management of the Bank (by means of a conference call) to discuss the subject matter of the material change report so that the Dealers can be satisfied that the material change report which has been incorporated by reference into the Prospectus, the Prospectus Supplement or a Pricing Supplement adequately discloses all material facts relating to the material change.

Other

The Bank agrees to promptly notify the Dealers if it becomes aware of a change or a proposed change in the credit ratings on the Notes.

STIKEMAN ELLIOTT

Stikeman Elliott LLP Barristers & Solicitors

5300 Commerce Court West, 199 Bay Street, Toronto, Canada M5L 1B9
Tel: (416) 869-5500 Fax: (416) 947-0866 www.stikeman.com

April 5, 2006

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Government of the Yukon Territory
Registar of Securities, Nunavut
Registrar of Securities, Northwest Territories

Dear Sirs/Mesdames:

Re: National Bank of Canada
Short Form Base Shelf Prospectus

In connection with the final short form base shelf prospectus of National Bank of Canada dated April 5, 2006 (the "**Prospectus**"), we hereby consent to the use of our firm name on the face page of the Prospectus and under the heading "Legal Matters" in the Prospectus, and consent to the use of our firm name and the reference to our opinion under the heading "Eligibility for Investment" in the Prospectus.

We also confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations (as defined in the *Securities Act* (Ontario)) in the information contained in the Prospectus that are:

(a) derived from our opinions referred to above; or

TORONTO
MONTREAL
OTTAWA
CALGARY
VANCOUVER
NEW YORK
LONDON
SYDNEY

(b) within our knowledge as a result of the services that we performed to render such opinions.

This letter is provided pursuant to the requirements of applicable securities legislation and is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or in any other similar document and is not to be relied upon for any other purpose.

Yours very truly,

(Signed) Stikeman Elliott LLP

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

Stock Exchange Tower
Suite 3400, P.O. Box 242
800 Place Victoria
Montreal, Québec, Canada H4Z 1E9

514 397 7400 Telephone
514 397 7600 Facsimile

www.fasken.com

FASKEN MARTINEAU

April 5, 2006

SEDAR FILING

BRITISH COLUMBIA SECURITIES COMMISSION
SASKATCHEWAN SECURITIES COMMISSION
MANITOBA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
AUTORITÉ DES MARCHÉS FINANCIERS (QUÉBEC)
NOVA SCOTIA SECURITIES COMMISSION
ADMINISTRATOR, SECURITY ACT, NEW BRUNSWICK
REGISTRAR OF SECURITIES, NEWFOUNDLAND
PRINCE EDWARD ISLAND REGISTRAR OF SECURITIES
THE SUPERINTENDENT OF FINANCIAL INSTITUTIONS CANADA

(collectively, the "**Authorities**")

Dear Sirs/Madams:

Re: **National Bank of Canada (the "Bank") – Short Form Base Shelf Prospectus dated April 5, 2006 (the "Prospectus")**

We refer to the (final) short form base shelf prospectus (the "**Prospectus**") dated April 5, 2006 of National Bank of Canada (the "**Bank**") relating to the sale and issue of Medium Term Notes in an aggregate principal amount of up to CAD$2,000,000,000.

As counsel to the Bank, we hereby consent to the use of our firm's name on the face of the Prospectus and under the heading "Legal Matters" and reference to our opinion under the heading "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed to render such opinion.

This letter is solely for the information of the Authorities and is not to be referred to in whole or in part in the Prospectus or any other similar document and should not be relied on by any other person.

Yours truly,

FASKEN MARTINEAU DuMOULIN LLP

(signed) Fasken Martineau DuMoulin LLP

Deloitte.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: (514) 393-7118
Fax: (514) 390-4112
www.deloitte.ca

April 5, 2006

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Securities Administration Branch, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

and

The Superintendent of Financial Institutions Canada

Subject: National Bank of Canada (the "Bank")

Dear Sirs/Mesdames:

We refer to the Short Form Base Shelf Prospectus of the Bank dated April 5, 2006 relating to offering of Medium Term Notes of the Bank in an aggregate principal amount of up to $ 2 000 000 000 (the "Prospectus") filed by the Bank under the securities acts of each of the Provinces of Canada (the "Acts").

We consent to the use, through incorporation by reference in the above-mentioned Prospectus, of our report dated December 8, 2005 to the shareholders of the Bank on the following consolidated financial statements:

- consolidated balance sheets as at October 31, 2005 and 2004;
- consolidated statements of income, changes in shareholders' equity and cash flows for the years ended October 31, 2005 and 2004.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed and the Superintendent of Financial Institutions Canada in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.

Chartered Accountants

File No. 82-3764

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

***Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, National Bank of Canada, National Bank Tower, 600 de La Gauchetière Street West, Montreal, Québec H3B 4L2, telephone (514) 394 6080, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this Prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Bank at the above-mentioned address and telephone number and are also available electronically at www.sedar.com.*

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act). See "Selling Restrictions".

SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE

April 5, 2006

NATIONAL BANK OF CANADA

CDN$2,000,000,000

Medium Term Notes (Structured Notes)

National Bank of Canada (the "Bank" or "we") has its head and registered office at the National Bank Tower, 600, de La Gauchetière Street West, Montreal, Québec H3B 4L2. The Bank may offer to the public from time to time, during the 25 month period that this short form base shelf prospectus, including any amendments hereto (the "Prospectus"), remains valid up to Cdn.$2,000,000,000 aggregate principal amount, or the equivalent thereof in one or more non-Canadian currencies or currency units, of its medium term notes (the "Notes") to be issued in one or more tranches of one or more series. Each Note may be subject to redemption at the option of the Bank, in whole or in part, prior to its stated maturity date, as specified in the applicable pricing supplement. The Notes constitute direct, unsecured and unsubordinated obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. **The Notes will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act*.**

The specific variable terms of the Notes to be offered and sold hereunder will be set out in pricing supplements which will be delivered to purchasers together with this Prospectus in conjunction with the sale of the Notes. The Bank reserves the right to set forth in a pricing supplement specific variable terms that are not within the options and parameters set forth herein. In compliance with applicable securities laws, the Bank has filed with the regulators an undertaking that it will not distribute Notes that are considered "novel" specified derivatives within the meaning of the applicable laws without pre-clearing with the regulators the disclosure contained in the pricing supplement pertaining to such securities. The regulators have advised the Bank that they are currently considering notes linked to investment funds, including hedge funds and certain flow-through entities as novel. **Unless otherwise specified in the applicable pricing supplement, there is no market through which the Notes may be sold and purchasers may not be able to resell Notes purchased under this Prospectus. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes, and the extent of issuer regulation. See "Risk Factors".**

Rates on Application

Unless otherwise indicated in the applicable pricing supplement, the principal amount of the Notes will not be guaranteed and will be at risk. As a result, investors could lose their entire investment in the Notes.

The Notes may be offered by National Bank Financial Inc. ("NBF") pursuant to the Dealer Agreement referred to under "Plan of Distribution", and by such other investment dealers as may be selected from time to time by the Bank (collectively, the "Dealers" or, individually, a "Dealer"). The Dealers shall act as the Bank's agents or as principals, as the case may be, subject to confirmation by the Bank. The rate of commission payable in connection with sales of the Notes by the Bank through the Dealers acting as agents will be set forth in the applicable pricing supplement. The Notes may be offered at a discount or premium. The Bank may also sell Notes to any Dealer, as principal, at such prices and with such commissions as may be agreed upon by the Bank and such Dealer, for resale to the public at prices to be negotiated by the Dealer with each purchaser. Such resale prices may vary during the distribution period and as between purchasers. The Notes may also be offered directly by the Bank to purchasers pursuant to applicable statutory exemptions at such prices and on such terms as may be negotiated by the Bank with any purchaser. The offering is subject to approval of certain legal matters on behalf of the Bank by Fasken Martineau DuMoulin LLP and on behalf of the Dealers by Stikeman Elliott LLP.

NBF is a wholly-owned subsidiary of the Bank. Consequently, the Bank is a "related issuer" of NBF within the meaning of applicable securities legislation in connection with the offering of Notes under this Prospectus. See "Plan of Distribution".

Unless otherwise specified in the applicable pricing supplement, upon issuance, the Notes will be issued in book-entry form and will be represented by fully registered global notes ("Book-Entry Notes").

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE....4
NATIONAL BANK OF CANADA....5
USE OF PROCEEDS....5
DESCRIPTION OF THE NOTES....5
RISK FACTORS....16
EARNINGS COVERAGE....17
SUBORDINATED DEBENTURES, SHARE CAPITAL, CONTRIBUTED SURPLUS, UNREALIZED FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND RETAINED EARNINGS....18
PLAN OF DISTRIBUTION....18
SELLING RESTRICTIONS....19
FUNDSERV....20
LEGAL MATTERS....21
PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION....21
AUDITOR'S CONSENT....22
CERTIFICATE OF THE BANK....C-1
CERTIFICATE OF THE DEALER....C-2

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP and Stikeman Elliott LLP, unless otherwise specified in a pricing supplement, the Notes would, if issued on the date of this Prospectus, be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than trusts governed by deferred profit sharing plans to which contributions are made by the Bank, or a corporation with which the Bank does not deal at arm's length within the meaning of the *Income Tax Act* (Canada)).

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this Prospectus, including those relating to the Bank's strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Bank. These statements are not historical facts but instead represent only the Bank's expectations, estimates and projections regarding future events.

Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of the Bank may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under "Risk Factors" and the factors detailed in the Bank's filings with Canadian securities regulators, including its annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. Factors that could cause actual results to differ materially from expectations include, but are not limited to: the strength of the Canadian economy in general and the strength of the local economies within Canada in which the Bank conducts operations; the strength of the economies of other nations in which the Bank conducts significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; changes in trade policy; the effects of competition in the markets in which the Bank operates; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in relevant markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and other developments including those relating to war or terrorism; and the Bank's anticipation of and success in managing the risks implied by the foregoing. The Bank does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events, except as required by law.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, National Bank of Canada, National Bank Tower, 600 de La Gauchetière Street West, Montreal, Québec H3B 4L2, telephone (514) 394-6080, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this Prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Bank at the above-mentioned address and telephone number and are also available electronically at www.sedar.com.

The following documents have been filed by the Bank with the Superintendent of Financial Institutions and the various securities commissions or similar authorities in Canada and are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a) the Annual Information Form dated January 18, 2006;

(b) the Unaudited Consolidated Financial Statements for the quarter ended January 31, 2006 which includes the comparative unaudited consolidated financial statements of the Bank for the quarter ended January 31, 2005 and which are included in the Bank's Report to Shareholders for the First Quarter 2006.

(c) the Audited Consolidated Financial Statements for the year ended October 31, 2005, which include comparative consolidated financial statements for the year ended October 31, 2004, together with the Management's Discussion and Analysis as contained in the Bank's Annual Report for the year ended October 31, 2005;

(d) the Auditors' Report issued to the shareholders of the Bank on the consolidated financial statements as at October 31, 2005 and 2004 and for the years then ended; and

(e) the Management Proxy Circular dated January 18, 2006 in connection with the Bank's annual meeting of shareholders to be held on March 8, 2006, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference herein.

Any documents of the type referred to in the preceding paragraph and any unaudited interim financial statements for three, six or nine month financial periods, any information circulars and any material change reports (excluding confidential material change reports), any business acquisition reports and any other disclosure document filed pursuant to an undertaking to a provincial or territorial securities regulatory authority filed by the Bank with a securities regulatory authority in Canada, after the date of this Prospectus and prior to the completion or withdrawal of this offering, will be deemed to be incorporated by reference into this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon a new annual information form and annual consolidated financial statements and management's discussion and analysis accompanying such financial statements being filed by the Bank with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual consolidated financial statements and management's discussion and analysis accompanying such financial statements, all interim financial statements, the previous management proxy circular and material change reports filed prior to the commencement of the Bank's financial year with respect to which the new annual information form is filed will be deemed no longer to be incorporated by reference to this Prospectus for purposes of future offers and sales of Notes hereunder.

A pricing supplement containing the specific variable terms for an issue of Notes and any other additional or updated information that the Bank elects to include therein will be delivered with this Prospectus to purchasers of such Notes and will be deemed to be incorporated into this Prospectus as of the date of such pricing supplement only for the purposes of the offering of the Notes covered by such pricing supplement.

You should rely only on information contained or incorporated by reference in this Prospectus. We have not, and the Dealers have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Dealers are not, making an offer to sell these Notes in any jurisdiction where the offer or sale of the Notes is not permitted.

Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as prospectus supplements or as exhibits to the Bank's unaudited interim and audited annual consolidated financial statements, and will be deemed to be incorporated by reference into this Prospectus.

In this Prospectus, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

NATIONAL BANK OF CANADA

The Bank was formed through a series of amalgamations and its roots date back to 1859 with the founding of Banque Nationale in Québec City. The Bank's head and registered office is located at the National Bank Tower, 600 de La Gauchetière Street West, Montreal, Québec H3B 4L2.

Subsidiaries

A list of the principal subsidiaries directly or indirectly owned or controlled by the Bank as at October 31, 2005 is included in the Bank's Annual Report for the year ended October 31, 2005.

Business of the Bank

The Bank offers a full range of financial services to individuals, commercial enterprises, financial institutions and governments both in Canada and abroad.

Additional information with respect to the Bank's business is included in the Bank's Annual Report for the year ended October 31, 2005.

USE OF PROCEEDS

The net proceeds from the sale of the Notes will be used for general banking purposes of the Bank.

DESCRIPTION OF THE NOTES

The Notes will be issued in one or more tranches of one or more series. The Notes will be issued from time to time during the 25-month period that this Prospectus remains valid in an aggregate principal amount not to exceed Cdn.$2,000,000,000 or the equivalent thereof if the Notes are issued in currencies or currency units other than Canadian dollars.

The following is the text of the terms and conditions which, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the applicable pricing supplement, will be applicable to the Notes and, subject further to simplification by deletion of non-applicable provisions, will be endorsed on Notes in definitive form. For greater certainty, the applicable pricing supplement in relation to any series of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following conditions, replace or modify the following conditions for the purposes of such Notes.

Terms of the Notes

The Notes will constitute unsecured and unsubordinated general obligations of the Bank and will rank equally with all other unsecured and unsubordinated indebtedness of the Bank from time to time outstanding. **The Notes will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act.***

The Notes will be offered on a continuing basis and will mature as specified in the applicable pricing supplement. Unless otherwise specified in the applicable pricing supplement, the Notes of each series will be issuable in minimum denominations of Cdn.$100 and integral multiples thereof. The Notes may be interest bearing or non-interest bearing. Interest bearing Notes will bear interest at either fixed or floating rates as specified in the applicable pricing supplement.

Unless otherwise indicated in the applicable pricing supplement, the principal amount of the Notes will not be guaranteed and will be at risk. As a result, investors could lose their entire investment in the Notes.

Unless otherwise indicated in a Note and in the applicable pricing supplement, the Notes will be denominated in Canadian dollars and the Bank will make payments (including as to principal of, and premium and interest, if any) on the Notes in Canadian dollars. Unless otherwise specified in the applicable Note and pricing supplement, the Bank will pay money upon payment of the discharge of the Notes of a series when due or upon redemption. If the applicable Note and pricing supplement so specifies, the Bank will deliver cash and/or securities and/or property or a combination of money and/or securities and/or other property, in either case payable or deliverable upon payment of the discharge of the Notes of a series, when due or upon redemption. The amount of money, securities, other property and/or combination of money, securities and/or other property to be payable or deliverable to holders of the Notes upon payment of the discharge of the Notes is referred to as the "Maturity Consideration" for such Notes.

If the maturity date of a Note or any interest payment date falls on a day that is not a business day, the related payment of principal of, and premium and interest, if any, on such Note, will be made on the next succeeding business day as if made on the date the applicable payment was due and no interest will accrue on the amount payable for the period from and after the interest payment date or maturity, as the case may be, unless otherwise indicated in the applicable Note and in the applicable pricing supplement.

The Notes may be issued from time to time at such rates of interest and at par, at a premium or at a discount, the principal value of which at maturity or any other payment may be determined, in whole or in part, by reference to one or more securities, one or more statistical measures of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items, the amounts of principal and interest may be payable in installments over the term of the Notes, and the Notes of any series may be subject to redemption or repayment prior to maturity, in each case as specified in the applicable pricing supplement.

Tranches and Series of Notes

The Bank may issue Notes in one or more tranches of one or more series establishing the principal terms of the particular Notes being issued, which shall be set forth in the applicable pricing supplement and which shall include the following, to the extent applicable:

(a) the title of such Notes and the series in which such Notes will be included;

(b) any limit upon the aggregate principal amount of the Notes of such title or the Notes of such series which may be authenticated and delivered;

(c) whether the principal amount, in whole or in part, is protected or at risk;

(d) the date or dates on which the Maturity Consideration of such Notes is payable;

(e) whether Notes will bear interest or whether Notes will be issued as discount Notes or as Linked Notes (as defined below), the rate or rates at which such Notes will bear interest, if any, and, if applicable, the method by which such rate or rates will be determined, the date or dates from which such interest will accrue, the interest payment dates on which such interest will be payable and the regular record date for the interest payable on such Notes on any interest payment date, whether any interest will be paid on defaulted interest, and the basis upon which interest will be calculated;

(f) if the amount of payments of principal of and/or interest, if any, on, and additional amounts in respect of, the Notes may be determined with reference to an index, formula or other item or method, the manner in which such amounts will be determined and the Calculation Agent, if any, with respect thereto;

(g) the type of Maturity Consideration to be delivered to the holders of the Notes upon payment of the discharge of the Notes of such series when due or upon redemption, if all or any portion of the Maturity Consideration is to be other than money;

(h) the period or periods within which, the price or prices at which and the terms and conditions upon which such Notes may be redeemed, in whole or in part, at the option of the Bank, if in addition to the Reimbursement Under Special Circumstances;

(i) the right or obligation, if any, of the Bank, or the holders, as the case may be, to redeem or purchase such Notes and the period or periods within which the price or prices at which and the terms and conditions upon which such Notes will be redeemed or purchased, in whole or in part, pursuant to such obligation, and any provisions for the remarketing of such Notes;

(j) the market disruption events which may trigger an acceleration or postponement of the maturity or amounts payable under the Notes;

(k) the denominations in which Notes of such series, if any, will be issuable if other than denominations of Cdn.$100 and any integral multiple thereof;

(l) if other than Canadian dollars as at the time of payment is legal tender for payment of public or private debts, the Specified Currency in which payment of the principal of and interest, if any, on, and additional amounts in respect of, such Notes will be payable;

(m) if the principal of (and premium, if any) and interest, if any, on, and additional amounts in respect of, such Notes are to be payable, at the election of the Bank or a holder thereof, in a coin or currency, including composite currencies, other than the Specified Currency, the period or periods within which, and the terms and conditions upon which, such election may be made;

(n) whether Notes of the series are to be issuable in fully certificated form or as book-entry Notes and, if in certificated form, whether such Notes are to be issuable initially in global form and, if so, (i) whether beneficial owners of interests in any such Note in global form may exchange such interests for Notes of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur and (ii) the name of the clearing agency with respect to any book-entry Note or temporary global form of Note;

(o) if Notes of such series are to be issuable in fully certificated form only upon receipt of certain certificates or other documents or satisfaction of other conditions, then the form and terms of such certificates, documents or conditions;

(p) the date as of which any book-entry Note representing outstanding Notes of the series will be dated if other than the original issue date of the first such Note of the series to be issued;

(q) the place or places, if any, in addition to or other than the places of payment specified in this Prospectus, where the Maturity Consideration and interest on or additional amounts, if any, payable in respect of such Notes will be payable, where Notes of such series may be surrendered for registration or transfer, where Notes of such series may be surrendered for exchange and where demand to or upon the Bank in respect of such Notes may be served;

(r) any additional terms and provisions with respect to, and any additional conditions, representations, covenants and Events of Default, if any, for such Notes;

(s) any modification or elimination of any of the definitions, representations, covenants, conditions, Events of Default or other terms and provisions of the Notes applicable to such Notes;

(t) whether there will be any organized market for the Notes;

(u) any other provisions, requirements, conditions, indemnities, enhancements or other matters of any nature or kind whatsoever relating to such Notes, including any terms which may be required by, or advisable under any other applicable law or any rules, procedures or requirements of any securities exchange on which any of the Notes are, or are proposed to be, listed or of any over-the-counter market in which any of the Notes are, or are proposed to be, traded or which may be advisable in connection with the marketing of such Notes;

(v) if the Notes are issued under an indenture;

(w) if the Notes will be sold through FundSERV;

(x) the identity of the Calculation Agent, if not the Bank;

(y) the identity of the Paying Agent if not the Transfer Agent and Registrar;

(z) the identity of the Registrar and Transfer Agent, if not National Bank Trust Inc.; and

(aa) any other terms of such Notes.

The Bank will be able, without the consent of holders of any Notes, to issue additional Notes with terms different from those of Notes previously issued and to reopen a previous series of Notes and issue additional Notes of that series. All Notes of any one series will be substantially identical except as to terms such as denomination, stated maturity and the date from which interest, if any, will accrue and except as may otherwise be provided in or pursuant to any pricing supplement or Note certificate.

Interest

Interest rates, interest rate formulas and other variable terms of the Notes are subject to change by the Bank from time to time, but no change will affect any Note already issued or as to which the Bank has accepted an offer to purchase without the holder's consent. Interest rates with respect to Notes offered by the Bank may differ depending upon, among other things, the aggregate principal amount of Notes purchased in any transaction. The Bank may offer Notes with similar variable terms but different interest rates concurrently at any time. The Bank may also concurrently offer Notes having different variable terms to different investors.

Each interest bearing Note will bear interest from the date of issue at the rate per annum or, in the case of a floating rate, exchange rate or other Note in which the interest is determined by reference to a formula, pursuant to the interest rate formula, in each case as stated in the applicable Note and in the applicable pricing supplement, until the Maturity Consideration of the Note is paid or made available for payment. Interest will be payable in arrears on each interest payment date specified in the applicable pricing supplement on which an installment of interest is due and payable and at maturity. Unless otherwise indicated in the applicable pricing supplement, the Bank will be the Calculation Agent.

Fixed Rate Notes

The Bank may offer Notes with a fixed interest rate. Interest on fixed rate Notes will be payable in the manner specified in the applicable Note certificate and in the applicable pricing supplement to the holder of such Note on the applicable record date, on such dates as are specified in the applicable Note certificate and in the applicable pricing supplement and at maturity or upon earlier redemption or repayment. Unless otherwise specified in the applicable pricing supplement, interest on fixed rate Notes will be computed on the basis of a 365-day year or 366-day year, as applicable.

Floating Rate Notes

The Bank may offer Notes having a floating interest rate. Each applicable pricing supplement will specify the terms of any floating rate Notes being delivered. The rate of interest on each floating rate Note will be reset on the dates specified in such Note. If an interest reset date is not a Business Day, such interest reset date will be postponed to the next day that is a Business Day unless otherwise indicated in the applicable Note and in the applicable pricing supplement. Interest on floating rate Notes will be determined by reference to the applicable interest rate formula that is specified in the applicable pricing supplement. Upon the request of the holder of any floating rate Note, the Bank will cause the Calculation Agent to provide the interest rate then in effect and, if determined, the interest rate that will become effective as a result of a determination made for the next interest reset date with respect to that floating rate Note.

Linked Notes

The Bank may offer notes ("Linked Notes") the principal value of which at maturity or any other payment will be determined, in whole or in part, by reference to:

(a) one or more securities;

(b) one or more statistical measures of economic or financial performance, including, but not limited to, any currency, consumer price or mortgage index;

(c) the price or value of one or more commodities, indices or other items;

(d) any other item; or

(e) any combination or basket of the foregoing items,

(collectively, the "Linked Securities"). The payment on any Linked Note at maturity will be determined, in whole or in part, by the decrease or increase, as applicable, in the price, value or other measure of the applicable Linked Securities. The terms of and any additional considerations, including any material tax consequences and certain risk factors, relating to any Linked Notes will be described in the applicable pricing supplement.

Payments

In the case of Notes in certificated form, the Bank will make payment of Maturity Consideration at the maturity of each Note in immediately available funds upon presentation and surrender of the Note and, in the case of any repayment on an optional repayment date, upon submission of a duly completed election form if and as required

by the provisions described below, at or from the place or places of payment designated in the Note certificate. Payment of interest due at maturity will be made to the person to whom payment of Maturity Consideration of the Note in certificated form will be made. Unless otherwise specified in the applicable pricing supplement, payment of interest, if any, due on Notes in any series in certificated form other than at maturity will be made by the Paying Agent either by a cheque dated the applicable interest date and sent by prepaid regular mail to the holders of such securities as of the regular record date for such interest three business days before the interest payment date or by wire transfer of immediately available funds, if appropriate wire transfer instructions have been received in writing by the Paying Agent not less than 15 days prior to the applicable interest payment date. Any wire instructions received by the Paying Agent shall remain in effect until revoked by the holder.

The Bank will make payments of principal or Maturity Consideration of, and premium and interest, if any, on, Notes in book-entry form through the Paying Agent or, if the Paying Agent is unable to act in connection with the payment of certain Maturity Consideration other than money, through another designated Paying Agent, to the depository or its nominee. See "Depository — CDS Procedures".

Form of the Notes and Transfer

The Notes of each series will be issued in fully registered form only and will be either in fully certificated form or as book-entry Notes transferable only through The Canadian Depository for Securities Limited ("CDS") or any other depository specified in the applicable pricing supplement. Unless otherwise specified in an applicable pricing supplement, all Notes will be issued in fully registered book-entry form only. See "Depository — Book-Entry Only Securities".

Registers showing the registered holders of all Notes (including any global certificates for book-entry Notes) will be kept at the principal transfer offices of the Transfer Agent and Registrar in Montreal or at any other place as the Bank may designate. Any registered holder of a Note of any series in certificated form may transfer the Note by executing the form of transfer provided on the reverse side of the Note in person or by attorney duly appointed in writing and forwarding the Note to the Transfer Agent and Registrar at the principal transfer office of the Transfer Agent and Registrar in Montreal or at any other place as the Bank may designate, for issuance of a new Note payable to and registered in the name of the transferee. The Notes issued upon any such transfer will be of the same series and have the same terms and conditions as the Notes submitted for transfer, including the same principal amount, rate or method of calculating interest, if any, and maturity date. Such transfer will be effected upon the Bank or the Transfer Agent and Registrar, as the case may be, being satisfied with the documents of title, subject to the provisions of the Note certificate relating to transfers and such other reasonable regulations as the Bank may from time to time agree upon with the Transfer Agent and Registrar. During the period from the relevant record date to a date fixed for payment of interest or Maturity Consideration, as applicable, the Transfer Agent and Registrar shall not be required to register the transfer of a Note.

Notes in book-entry form may be transferred or exchanged only through a participating member of CDS, or any other depository as is identified in an applicable pricing supplement. See "Depository — CDS Procedures". There will be no service charge for any registration of transfer or exchange of Notes, but the Bank may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange, other than exchanges pursuant to the terms of the Notes not involving any transfer.

Redemption at the Option of the Bank

Subject to a Reimbursement Under Special Circumstances, the Bank may redeem the Notes of any series at its option prior to their stated maturity only if a redemption right is specified in the applicable Notes and in the applicable pricing supplement. If so indicated in the applicable pricing supplement, the Bank may redeem the Notes of such series at its option on any date on and after the applicable initial redemption date specified in the applicable pricing supplement. On and after the initial redemption date, if any, the Bank may redeem the related Note at any time in whole or from time to time in part at its option at the applicable redemption price specified in the applicable pricing supplement, together with any accrued interest on the principal of the applicable Note payable to the redemption date, on notice given to the holders of the Notes of such series, unless otherwise specified in the applicable pricing supplement, at least 30 but not more than 60 days before the redemption date. The Bank shall not be required to issue, register the transfer of or exchange any Notes of any series during a period of 15 days prior to

the mailing of a notice of redemption of Notes. If redeemed in part, the Bank will redeem the Notes in increments equal to the authorized denomination, provided that any remaining principal amount will be an authorized denomination of the applicable Note.

Repayment at the Option of the Holder

If so indicated in an applicable pricing supplement, the Bank will repay the Notes of any series in whole or in part at the option of the holders of the Notes of such series on any optional repayment date specified in the applicable pricing supplement. If no optional repayment date is indicated with respect to the Notes of such series, such Notes will not be repayable at the option of the holders before their stated maturity. Any repayment in part will be in an amount equal to the authorized denomination or integral multiples thereof, provided that any remaining principal amount will be an authorized denomination of such Notes. The applicable pricing supplement will specify the amount payable upon such repurchase. For any Notes to be repaid, the Paying Agent must receive, at its principal offices in Montreal, not more than 60 nor less than 30 days before the optional repayment date:

- in the case of a Note in certificated form, the Note and any duly completed redemption form as may be specified by the Bank; or
- in the case of a Note in book-entry form, instructions to that effect from the applicable beneficial owner of the Notes to the participant through which such owner owns its interest and forwarded by such participant to the depository and by the depository to the Paying Agent.

Notices of elections from a holder to exercise the repayment option must be received by the Paying Agent by 5:00 p.m. (Eastern Standard Time) on the last day for giving such notice. Exercise of the repayment option by the holder of a Note will be irrevocable.

Only the depository may exercise the repayment option in respect of Notes in book-entry form. Accordingly, beneficial owners of book-entry Notes that desire to have all or any portion of such Notes repaid must instruct the participant through which they own their interest to direct the depository to exercise the repayment option on their behalf by forwarding the repayment instructions to the Paying Agent as discussed above. In order to ensure that the instructions are received by the Paying Agent on a particular day, the applicable beneficial owner must so instruct the participant through which it owns its interest before that participant's deadline for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their customers. Accordingly, beneficial owners of Notes in book-entry form should consult the participants through which they own their interest for the respective deadlines. All instructions given to participants from beneficial owners of Notes in book-entry form relating to the option to elect repayment will be irrevocable. In addition, at the time instructions are given, each beneficial owner will cause the participant through which it owns its interest to tender its interest in the Notes in book-entry form, on the depository's records, to the Trustee for repayment. See "Depository — CDS Procedures".

Unless otherwise stated in the terms of a Note, the Bank may at any time purchase Notes at any price or prices in the open market or otherwise. Notes so purchased by the Bank may, at the discretion of the Bank, be held, resold or surrendered for cancellation.

Reimbursement Under Special Circumstances

In the event of a Special Circumstance, all of the outstanding Notes of any series may be redeemed, at the option of the Bank, upon 30 days' prior notice furnished in writing by the Bank, in the manner set forth under "Notice to Holders", a "Reimbursement Under Special Circumstances".

A "Special Circumstance" means a case where, in the opinion of the Bank acting reasonably and in good faith, an amendment or a change is made to an act or regulation; to taxation practices, policies or administration; to the interpretation of an act or regulation or taxation practice; or an event occurs, or is expected to occur, caused by circumstances beyond the control of the Bank, making it, or operating to make it, illegal or disadvantageous, from a

legislative or regulatory point-of-view, or disadvantageous, from a financial point-of-view, for the Bank to allow the Notes to remain outstanding.

In the event of a Reimbursement Under Special Circumstances for which the Bank has opted to reimburse the Notes of any series, the Bank will set a date for the reimbursement of the Notes (the "Special Reimbursement Date"). Unless otherwise indicated in the pricing supplement, a holder of record on such date shall be entitled to receive from the Bank an amount per Note in the Specified Currency equal to the value of the Notes as established by the Calculation Agent acting in good faith in accordance with industry-accepted methods based on a number of interrelated factors, such as, the interest rates and the time remaining to the maturity date or to any redemption or optional repayment date, as the case may be. Unless otherwise specified in the applicable pricing supplement, the Bank will make available to holders of Notes, no later than 4:15 p.m. (Eastern Standard Time) on the fifth Business Day following the Special Reimbursement Date, the amount payable pursuant to such redemption, through CDS or its nominee.

Market Disruption Event

Unless otherwise specified in the applicable pricing supplement, the following will apply upon the occurrence of a Market Disruption Event. If the Calculation Agent determines that a Market Disruption Event has occurred on any date upon which any valuation in respect of the Notes is scheduled (the "Valuation Date"), then such Valuation Date will be postponed to the next Business Day on which there is no Market Disruption Event in effect. However, if on the fifth Business Day following the date originally scheduled as the Valuation Date, the Valuation Date has not occurred, then despite the continuance of such Market Disruption Event on or after such Business Day: (a) such Business Day shall be the Valuation Date; and (b) the valuation of the Notes, or underlying component of the Notes, used for determining the amount payable on the Notes at maturity will be a price estimated by the Calculation Agent as at such Valuation Date, taking into account all relevant market circumstances.

"Market Disruption Event" means, in respect of the Notes, any bona fide event, circumstance or cause (whether or not reasonably foreseeable) beyond the reasonable control of the Bank or any person that does not deal at arm's length with the Bank which has or will have a material adverse effect on the ability of the Bank generally to place, maintain or modify hedge positions in respect of the Notes. A Market Disruption Event may include, without limitation, any of the following events:

(a) any suspension of or limitation on trading (by reason of movements in price exceeding permitted limits, or otherwise) (i) on an applicable exchange, or (ii) on any applicable related market in futures or options linked to the underlying interest or the Notes, where such suspension or limitation occurs or exists during the one-half hour period prior to the scheduled close of regular trading on the applicable exchange or related market and where, in the determination of the Calculation Agent, such suspension or limitation is material;

(b) the enactment, publication, decree or other promulgation of any statute, regulation, rule or order of any court or other governmental authority which would make it unlawful or impracticable for the Bank generally to place, maintain or modify hedge positions in respect of the underlying interest or the Notes;

(c) the taking of any action by any governmental, administrative, legislative or judicial authority or power of Canada, the U.S. or any other country, or any political subdivision thereof which has a material adverse effect on the financial markets of Canada or the U.S.;

(d) any outbreak or escalation of hostilities or other national or international calamity or crisis (including, without limitation, natural calamities) which has or would have a material adverse effect on the underlying interest or the Notes or on the Bank's ability to place, maintain or modify hedges of positions with respect to the Notes or a material adverse effect on the Canadian or the U.S. economy or the trading of securities generally on any applicable exchange or related market; or

(e) the disappearance of any relevant security, commodity, index, currency or other item or basket of items to which a Linked Note is referenced, or the disappearance of the trading therein.

Other Provisions; Addenda

Any provisions with respect to an issue of Notes of any series, including the determination of one or more Interest Rate Bases, the specification of one or more Interest Rate Bases, the calculation of the interest rate applicable to a floating rate Note, the applicable interest payment dates, the stated maturity date, any redemption or repayment provisions or any other matter relating to the applicable Notes may be modified by the terms as specified under "Other Provisions" on the face of the applicable Notes or in an addendum relating to the applicable Note certificate, if so specified on the face of the applicable Note certificate and in the applicable pricing supplement.

Depository

Book-Entry Only Securities

Unless otherwise specified in the applicable pricing supplement, upon issuance, the Notes will be issued in book-entry form and will be represented by fully registered global notes ("Book-Entry Notes"). Each Book Entry Note will be held by, or on behalf of, CDS or such other entity designated in writing by the Bank to act as depository. The Book-Entry Notes will be registered in the name of CDS or its nominee. Except as described below under "Exchange for Notes in Certificated Form", no Book Entry Note may be transferred except as a whole by the depository to a nominee of the depository or by a nominee of the depository to the depository, or another nominee of the depository, or by the depository or any such nominee to a successor of the depository, or a nominee of the successor.

Ownership of the Notes will be constituted through beneficial interests in the Book-Entry Notes, and will be represented through book-entry accounts of institutions, as direct and indirect participants of the depository, acting on behalf of the beneficial owners of such Notes. Each purchaser of a Note represented by a Book Entry Note will receive a customer confirmation of purchase from the selling agent from whom the Notes are purchased in accordance with practices and procedures of such selling agent.

CDS Procedures

The following is based on information provided by CDS:

Upon the issuance by the Bank of Book-Entry Notes represented by a Global Note, the depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the Book-Entry Notes represented by such Global Note to the accounts of its participants. The accounts to be credited shall be designated by the Dealers of such Book-Entry Notes, or the Bank, if such Book-Entry Notes are offered and sold directly by the Bank, as the case may be. Ownership of beneficial interests in a Global Note will be limited to participants or persons that hold interests through participants. Ownership of beneficial interests in Book-Entry Notes represented by a Global Note or Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depository (with respect to interests of participants in the depository), or by participants in the depository or persons that may hold interests through such participants (with respect to persons other than participants in the depository).

So long as the depository for a Global Note, or its nominee, is the registered owner of the Global Note, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the Book-Entry Notes represented by such Global Note. Except as provided below, owners of beneficial interests in Book-Entry Notes represented by such Global Note or Global Notes will not be entitled to have Book-Entry Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Book-Entry Notes in definitive form and will not be considered the registered owners or holders thereof.

Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of the depository and, if such person is not a participant, on the procedures of the participant through which such person

owns its interest, to exercise any rights of a holder under a Global Note. The Bank understands that under existing policies of the depository and industry practices, if the Bank requests any action of holders or if an owner of a beneficial interest in such a Global Note desires to give any notice or take any action which a holder is entitled to give or take under a Global Note, the depository would authorize the participants holding the relevant beneficial interests to give such notice or take such action. Any beneficial owner that is not a participant must rely on the contractual arrangements it has directly, or indirectly through its financial intermediary, with a participant to give such notice or take such action.

Payments of principal or Maturity Consideration of, premium, if any, and interest, if any, on, the Book-Entry Notes represented by a Global Note registered in the name of the depository or its nominee will be made by the Bank (or a paying agent, if specified by the Bank) to the depository or its nominee, as the case may be, as the registered owner of a Global Note. None of the Bank, the paying agent (if any) or any other agent of the Bank will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Except in the circumstance described in the following paragraph, the Bank expects that the depository or its nominee, upon receipt of any payment of principal or Maturity Consideration of, premium, if any, or interest, if any, on, a Global Note, will immediately credit the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in such Global Note as shown on the records of the depository. The Bank also expects that payments by participants to owners of beneficial interests in a Global Note will be governed by standing customer instructions and customary practices as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participants.

Unless otherwise specified in the applicable pricing supplement, a beneficial owner of Book-Entry Notes that are denominated in a currency other than Canadian or U.S. dollars (a "Specified Currency") electing to receive payments of principal or any premium or interest in that Specified Currency must, on or before the date specified in the applicable pricing supplement, notify the participant of the depository through which its interest is held of the beneficial owner's election to receive all or a portion of any payment in a Specified Currency. The participant must notify the depository of any election on or before the third Business Day after the regular record date. The depository will notify the paying agent of the election on or before the fifth Business Day after the regular record date. If complete instructions as specified in the applicable pricing supplement are received by the participant and forwarded to the depository, and forwarded by the depository to the paying agent, on or before the relevant dates, the beneficial owner of the Book-Entry Notes will receive payments in the Specified Currency.

Exchange for Notes in Certificated Form

If the depository is at any time unwilling or unable to continue as depository for the Notes of any series and a successor depository is not appointed by the Bank within 60 days, the Bank will issue certificated Notes in exchange for all outstanding Global Notes. In addition, the Bank may at any time determine not to have Book-Entry Notes represented by Global Notes and, in such event, will issue certificated Notes in exchange for all Global Notes. In either instance, an owner of a beneficial interest in a Global Note will be entitled to have certificated Notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such certificated Notes. Such certificated Notes shall be registered in such name or names as the depository shall instruct the Bank or its paying agent. It is expected that such instructions may be based upon directions received by the depository from participants with respect to beneficial interests in such Global Notes. Certificated Notes so issued will be issued in such denominations as the Bank may determine from time to time and will be issued in registered form only, without coupons. No service charge will be made for any transfer or exchange of such certificated Notes, but the Bank may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Modification and Waiver

The Global Note of a series of Notes may be amended without the consent of the holders by agreement between the Bank and the Dealers if, in the reasonable opinion of the Bank and the Dealers, the amendment would not materially and adversely affect the interests of the holders. In other cases, the Global Note may be amended by the Bank if the amendment is approved by a resolution passed by the favorable votes of the Holders of not less than

66 2/3% of the principal amount of Notes of a series outstanding represented at a meeting convened for the purposes of considering the resolution, or by written resolution signed by holders of not less than 66 2/3% of the principal amount of Notes of a series outstanding. Quorum for a meeting shall be reached if holders of 10% or more of the principal amount of Notes of a series outstanding are present at the meeting. If a quorum is not reached at any meeting, that meeting must be adjourned to a later date not earlier than seven Business Days after the original meeting date, in which case the quorum required shall be the holders present at such adjourned meeting. The Notes do not carry the right to vote in any other circumstances.

The holders of not less than a majority in principal amount of the outstanding Notes of any series may waive past defaults under the Notes and waive compliance by the Bank with certain provisions of the Notes, except as described under "Events of Default".

Events of Default

Each of the following will be an event of default (an "Event of Default") with respect to Notes of any series:

- default in the payment of any interest of any Note of that series when due, and continuing for 30 days;
- default in the payment of any Maturity Consideration of any Note of that series when due; and
- bankruptcy, insolvency or appointment of a liquidator or receiver and manager of the Bank.

If an Event of Default occurs and is continuing for Notes of any series, the holders of not less than 25% in principal amount of the outstanding Notes of that series may declare all amounts, or any lesser amount provided for in the Notes of that series, to be immediately due and payable. At any time after the holders have made such a declaration of acceleration with respect to the Notes of any series but before a judgment or decree for payment of money due has been obtained, the holders of a majority in principal amount of the outstanding Notes of that series, may rescind any such declaration of acceleration and its consequences, provided that all payments due, other than those due as a result of acceleration, have been made and all Events of Default with respect to the Notes of that series, other than the non-payment of the principal of the Notes of that series which has become due solely by such declaration of acceleration, have been remedied or waived.

The holders of a majority in principal amount of the outstanding Notes of any series may waive an Event of Default, on behalf of the holders of all the Notes of such series, except a default:

- in the payment of any amounts due and payable under the Notes of such series; or
- in respect of an obligation of the Bank contained in, or a provision of, the Notes certificate which cannot be modified under the terms of the Notes certificate without the consent of the holder of each outstanding Note of the series affected.

The holders of a majority in principal amount of the outstanding Notes of any series may direct the time, method and place of conducting any proceeding for any remedy or exercising any rights with respect to the Notes, provided that such direction does not conflict with any applicable law or the Notes certificate.

The Notes will not have the benefit of any cross-default provisions with other indebtedness of the Bank.

The Note certificate will contain the relevant terms under which a holders' meeting may take place for the purposes of the foregoing rights.

Notice to Holders

All notices to the holders of Notes regarding the Notes will be validly given if (i) given through CDS to CDS Participants, and (ii) published once in an important French language Canadian newspaper and in the national edition of an important English language Canadian newspaper.

Governing Law

The Notes will be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

RISK FACTORS

An investment in the Notes involves certain risks. Holders should, in consultation with their own financial and legal advisers, carefully consider, among other matters, the following discussion of risks, as well as any discussion of risks contained in a prospectus supplement relating to a specific offering of Notes, before deciding whether an investment in the Notes is suitable. The Notes are not a suitable investment for a prospective purchaser who does not understand their terms or the risks involved in holding the Notes.

Bank's Creditworthiness

The value of Notes will be affected by the general creditworthiness of the Bank. Prospective purchasers should consider the categories of risks identified and discussed in the section entitled "Management's Discussion and Analysis" contained in the Bank's Annual Report for the year ended October 31, 2005, incorporated by reference. Subsequent discussions and analyses for interim and full year periods subsequent to the date of this Prospectus will be incorporated by reference. These analyses discuss, among other things, known material trends and events, and risks or uncertainties that are reasonably expected to have a material effect on the Bank's business, financial condition or results of operations.

Real or anticipated changes in credit ratings of the Notes may affect the market value of Notes. In addition, real or anticipated changes in credit ratings can affect the cost at which the Bank can transact or obtain funding, and hereby affect the Bank's liquidity, business, financial condition or results of operations.

Principal at Risk; Structural Risks of Notes Indexed to Interest Rate, Currency or Other Indices or Formulas

Notes indexed to one or more interest rate, currency, commodity, index or other items or formulas will carry significant risks not associated with a conventional fixed rate or floating rate debt security. These risks include fluctuation of the indices or formulas and the possibility (depending on the terms of the Notes) that a holder will receive a lower, or could receive no, amount of principal, premium or interest, or that a holder may receive such payments at different times than expected. The Bank has no control over a number of matters, including economic, financial and political events, that are important in determining the existence, magnitude and longevity of these risks and their results. In addition, if an index or formula used to determine any amounts payable in respect of the Notes contains a multiplier or leverage factor, the effect of any change in that index or formula will be magnified. In recent years, values of certain indices and formulas have been volatile, and volatility in those and other indices and formulas may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

Uncertain Trading Market for the Notes; Many Factors Affect the Trading Value of the Notes

Unless otherwise specified in the applicable pricing supplement, there is no market through which the Notes may be sold and purchasers may not be able to resell Notes purchased under this Prospectus. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes, and the extent of issuer regulation.

There can be no assurance that a trading market for the Notes will ever develop or be maintained. Unless otherwise in the prospectus supplement, the Notes will not be listed on any exchange. Many factors independent of the Bank's creditworthiness may affect the trading in the Notes. These factors include:

- the complexity and volatility of the index or formula applicable to the Notes if they are indexed to one or more interest rate, currency or other indices or formulas;
- the method of calculating the principal, premium and interest in respect of the Notes;
- the time remaining to the maturity of the Notes;
- the outstanding amount of the Notes;
- the redemption features of the Notes;
- the amount of other securities linked to the index or formula applicable to the Notes; and
- the level, direction and volatility of market interest rates generally.

In addition, because some Notes are designed for specific investment objectives or strategies, these Notes will have a more limited trading market and may experience more price volatility. There may be a more limited number of buyers for these Notes. This may affect the price a holder receives for these Notes or a holder's ability to sell these Notes at all.

Risks Relating to Unsecured Nature of the Notes

The Notes will not be secured by any of the assets of the Bank. Therefore, holders of secured indebtedness of the Bank would have a claim on the assets securing such indebtedness that ranks prior to your claim on such assets and would have a claim that ranks *pari passu* with the claim of holders of Notes on such assets to the extent that such security did not satisfy such secured indebtedness.

Redemption May Adversely Affect Your Return on the Notes

If Notes are redeemable or are otherwise subject to mandatory redemption, such Notes may be redeemed at times when prevailing interest rates may be relatively low. In such case, a holder generally would not be able to reinvest the redemption proceeds at a comparable effective interest rate. Moreover, upon redemption prior to maturity, a holder may not be able to participate fully in the return that might have occurred at such time.

Risks Relating to Notes in Foreign Currencies

Notes denominated or payable in foreign currencies may entail significant risks. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary markets. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable pricing supplement.

EARNINGS COVERAGE

The following consolidated earnings coverage ratios, which give effect to the debentures outstanding as of January 31, 2006 and October 31, 2005, respectively, are calculated as at January 31, 2006 and October 31, 2005 and do not reflect the issuance of any Notes under this Prospectus:

	January 31, 2006	October 31, 2005
Earnings coverage on subordinated debentures	14.13 times	12.71 times

The ratios as at January 31, 2006 or for the three-month period then ended are based on financial information which is unaudited. The ratios as at October 31, 2005 or for the twelve-month period then ended are based on financial information which is audited. Foreign currency amounts have been translated to Canadian dollars using rates of exchange as at January 31, 2006 and October 31, 2005, respectively.

Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as prospectus supplements or as exhibits to the Bank's unaudited interim and audited annual consolidated financial statements.

SUBORDINATED DEBENTURES, SHARE CAPITAL, CONTRIBUTED SURPLUS, UNREALIZED FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND RETAINED EARNINGS

The following table sets out the subordinated debentures, share capital, contributed surplus, unrealized foreign currency translation adjustments and retained earnings of the Bank as at the respective dates:

	January 31, 2006	October 31, 2005
	(millions of $)	
Subordinated Debentures	$1,600	$1,102
Capital Stock — Preferred	$400	$400
— Common	$1,573	$1,565
Contributed Surplus	$15	$13
Unrealized foreign currency translation adjustments	$(49)	$(26)
Retained Earnings	$2,687	$2,645

PLAN OF DISTRIBUTION

The Notes may be offered by NBF and such other Dealers as may be selected from time to time by the Bank under an agreement (the "Dealer Agreement") dated as of April 5, 2006, as the same may be amended and supplemented from time to time, between the Bank and the Dealers. The Dealers shall act as the Bank's agents or as principals, as the case may be, subject to confirmation by the Bank pursuant to the Dealer Agreement. The rate of commission payable in connection with sales of the Notes by the Bank through the Dealers acting as agents will be determined between the Bank and the Dealers and will be set out in the applicable pricing supplement. The Notes may be offered at a discount or a premium.

The Bank may also sell Notes to any Dealer, as principal, at such prices and with such commissions as may be agreed upon by the Bank and such Dealer, for resale to the public at prices to be negotiated by the Dealer with each purchaser. Such resale prices may vary during the distribution period and as between purchasers. A Dealer's compensation for such transactions will vary by the amount by which the aggregate price paid for the Notes by purchasers exceeds or is less than the gross proceeds paid to the Bank by the Dealer, acting as principal, for such Notes.

The Notes may also be offered directly by the Bank to purchasers pursuant to applicable statutory exemptions at such prices and on such terms as may be negotiated with any purchaser. No commission will be payable on Notes sold directly to purchasers by the Bank.

The Bank may also pay a selling concession fee to representatives, including representatives employed by the Dealers, in connection with the sale of Notes to their clients. The Bank may further pay a trailer fee to representatives, including representatives employed by the Dealers, in connection with the continued holding of Notes by their clients. Moreover, the Bank may also pay a structuring fee to a Dealer in connection with the structuring of a particular issue of Notes. Any such selling concession fee, trailer fee and structuring fee will be set forth in the applicable pricing supplement.

The obligation of the Dealers, when purchasing as principal, under the Dealer Agreement may be terminated upon the occurrence of certain stated events. In connection with any offering of Notes, the Dealers may over-allot or effect transactions which stabilize or maintain the market price of the Notes offered at a level above that which might otherwise prevail in an open market. Such transactions, if commenced, may be discontinued at any time.

There is no established trading market for the Notes. Unless otherwise specified in a pricing supplement relating to the Notes, the Notes will not be listed on any securities or stock exchange. Any Dealers to or through whom Notes are sold by the Bank for public offering and sale may make a market in the Notes, but such Dealers will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in the Notes will develop or as to the liquidity of any trading market for the Notes.

The Bank and, if applicable, each of the Dealers reserve the right to reject any offer to purchase Notes in whole or in part. The Bank also reserves the right to withdraw, cancel or modify the offering of Notes under this Prospectus without notice.

NBF was involved in the decision to distribute Notes hereunder and will be involved throughout the currency of this Prospectus in the determination of the terms of each particular offering of Notes. NBF is a wholly-owned subsidiary of the Bank. Consequently, the Bank is a "related issuer" of NBF within the meaning of applicable securities legislation in connection with the offering of Notes under this Prospectus. The Dealers who signed the Dealer Agreement have performed due diligence in connection with the offering of Notes under this Prospectus. NBF will receive a commission in connection with its acting as a Dealer for the distribution of the Notes under this Prospectus. In addition, NBF may receive payment of a structuring fee in connection with the structuring of a particular Notes issue, such fee to be specified in the applicable pricing supplement.

SELLING RESTRICTIONS

The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Notes may not at any time be offered, sold, resold or delivered, directly or indirectly, in the United States or to, for the account or benefit of, any U.S. Person or to others for offer, sale, resale or delivery, directly or indirectly, in the United States or to, or for the account or benefit of, any U.S. Person. Offers, sales, resales or deliveries of the Notes, or interests therein, directly or indirectly, in the United States or to, or for the account or benefit of, U.S. Persons would constitute a violation of United States securities laws unless made in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom. As used herein, "United States" means the United States of America (including the States and District of Columbia), its territories, its possessions and other areas subject to its jurisdiction; and "U.S. Person" means (i) any natural person who is a citizen of or resident in the United States; (ii) any partnership, corporation, trust or other entity organized under the laws of the United States or owned beneficially primarily by U.S. Persons; (iii) any estate or trust of which any executor, trustee or similar person is a U.S. Person unless the beneficiaries are not U.S. Persons and a non-U.S. Person who is also an executor, trustee or similar person has or shares investment discretion; (iv) any U.S. agency or branch of a foreign entity located in the United States; (v) any non-discretionary account held for the benefit of a U.S. Person; and (vi) any discretionary account held for the benefit of a U.S. Person.

The Dealers have agreed that they will not offer, sell, resell or redeliver, directly or indirectly, any Notes in the United States or to, or for the account or benefit of, any U.S. Person or to others for offer, sale, resale or

delivery, directly or indirectly, in the United States or to, or for the account or benefit of, any such U.S. Person. Any person purchasing Notes will be deemed to have agreed that (i) it will not at any time offer, sell, resell or deliver, directly or indirectly, any Notes so purchased in the United States or to, or for the account or benefit of, any U.S. Person or to others for offer, sale, resale or delivery, directly or indirectly, in the United States or to, or for the account or benefit of, any U.S. Person, (ii) it is not purchasing any Notes for the account or benefit of any U.S. Person, (iii) it will not make offers, sales, resales or deliveries of any Notes (otherwise acquired), directly or indirectly, in the United States or to, or for the account or benefit of, any U.S. Person, and (iv) it will deliver, to each person to whom it transfers any Notes or interests therein, notice of any restrictions on transfer of the Notes.

FUNDSERV

Unless otherwise specified in the applicable pricing supplement, some holders of Notes may purchase Notes through dealers and other firms that facilitate purchase and related settlement through a clearing and settlement service operated by FundSERV Inc. ("FundSERV"). The following information about FundSERV is pertinent for such holders. Holders should consult with their financial advisors as to whether their Notes have been purchased through FundSERV and to obtain further information on FundSERV procedures applicable to those holders.

General Information

FundSERV is owned and operated by both fund sponsors and distributors and provides distributors of funds and certain other financial products with online order access to such financial products. FundSERV was originally designed and is operated as a mutual fund communications network facilitating members in electronically placing, clearing and settling mutual fund orders. In addition, FundSERV is currently used in respect of other financial products that may be sold by authorized representatives, such as the Notes. FundSERV enables its participants to clear certain financial product transactions between participants, to settle the payment obligations arising from such transactions, and to make other payments between themselves.

Notes Purchased through FundSERV

If Notes are issued in book-entry form, they will be represented by fully registered global notes that will be deposited with CDS. Notes purchased through FundSERV will also be evidenced by those Global Notes, as are all other Notes. See "Description of the Notes - Depository" above for further details on CDS as a depositary and related matters with respect to the Global Notes. Holders holding Notes purchased through FundSERV will therefore have an indirect beneficial interest in the Global Notes. That beneficial interest will be recorded in CDS as being owned by an affiliate of the Bank (the "Bank Affiliate"). This Bank Affiliate in turn will record in its books respective beneficial interests in the Notes purchased through FundSERV. A holder of Notes should understand that the Bank Affiliate will make such recordings as instructed through FundSERV by the holder's financial advisor.

In order to purchase Notes purchased through FundSERV, unless otherwise specified in the applicable pricing supplement, the subscription price therefore must be delivered to the Bank in immediately available funds at least four days prior to the issuance date. Despite delivery of such funds, the Bank reserves the right not to accept any offer to purchase Notes through FundSERV. If Notes purchased through FundSERV are not issued to the holder for any reason, such funds will be returned forthwith to the holder. In any case, whether or not the Notes purchased through FundSERV are issued, no interest or other compensation will be paid to the holder on such funds.

Sale of Notes through FundSERV

A holder wishing to sell Notes purchased through FundSERV prior to the maturity date of the Notes is subject to certain procedures and limitations to which a holder holding Notes through a full service broker with direct connections to CDS may not be subject. Any holder wishing to sell a Note purchased through FundSERV should consult with his or her financial advisor in advance in order to understand the timing and other procedural requirements and limitations of selling. A holder must sell Notes purchased through FundSERV by using the "sale" procedures of FundSERV; any other sale is not possible. Accordingly, a holder will not be able to negotiate a sale price for Notes purchased through FundSERV. Instead, the financial advisor for the holder will need to initiate an

irrevocable request to sell the Notes purchased through FundSERV in accordance with the then established procedures of FundSERV for the Notes. Generally, this will mean the financial advisor will need to initiate the sale request by 12:00 p.m. (Eastern Standard Time) on the Wednesday of each week (or the following Day if such day is not a Business Day), or such other day or time as may hereafter be established by the Bank and the Dealers (the "Sale Deadline Date"). Any request received after such time will be deemed to be a request sent and received on the following week. Sale of the Notes purchased through FundSERV will be effected at a sale price (the "Net Bid Price") equal to the FundSERV "net asset value" of a Note on the applicable week as posted to FundSERV by the Bank Affiliate on the Sale Deadline Date after the close of markets.

Holders should also be aware that from time to time such "redemption" mechanism to sell Notes purchased through FundSERV may be suspended for any reason without notice, thus effectively preventing holders from selling their Notes purchased through FundSERV. Potential holders requiring liquidity should carefully consider this possibility before purchasing Notes through FundSERV.

NBF will be the fund sponsor for the Notes within FundSERV. If the applicable pricing supplement specifies that a secondary market for the Notes will be maintained, NBF, on behalf of the Dealers, will provide the Bank Affiliate for posting, under normal market conditions, a "net asset value" for the Notes on a weekly basis, which value may also be used for valuation purposes in any statement sent to holders. The Net Bid Price will actually represent the Dealers' bid price for the Notes (i.e., the price they are offering to purchase Notes in the secondary market) for the applicable week. There is no guarantee that the Net Bid Price for any week is the highest bid price possible in any secondary market for the Notes, but will represent the Dealers' bid price generally available to all holders, including clients of the Dealers. Such bid price will reflect the amount of Notes offered for sale in the secondary market.

A holder holding Notes purchased through FundSERV should realize that the Notes purchased through FundSERV may not be transferable to another dealer, if the holder were to decide to move his or her investment accounts to such other dealer. In that event, the holder would have to sell the Notes purchased through FundSERV pursuant to the procedures outlined above. In addition, purchasers who wish to purchase Notes through FundSERV for registered accounts such as RRSPs will need to have their own self-directed registered accounts.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon on behalf of the Bank by Fasken Martineau DuMoulin LLP and on behalf of the Dealers by Stikeman Elliott LLP. Partners and associates of each of Fasken Martineau DuMoulin LLP and Stikeman Elliott LLP, as a group, own beneficially, directly and indirectly, less than 1% of securities of the Bank and its affiliates and associates.

PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two Business Days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITOR'S CONSENT

We have read the Short Form Base Shelf Prospectus of National Bank of Canada (the "Bank") dated April 5, 2006, relating to offering of Medium Term Notes of the Bank in an aggregate principal amount of up to $2,000,000,000 (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the two-year period ended October 31, 2005. Our report is dated December 8, 2005.

(signed) SAMSON BÉLAIR/DELOITTE & TOUCHE S.E.N.C.R.L.

Chartered Accountants

Montreal, Canada

April 5, 2006

CERTIFICATE OF THE BANK

Dated: April 5, 2006

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(signed) RÉAL RAYMOND
President and
Chief Executive Officer

(signed) PIERRE FITZGIBBON
Senior Vice-President Finance, Technology and
Corporate Affairs
(as Chief Financial Officer)

On behalf of the Board of Directors

(signed) JEAN DOUVILLE
Director

(signed) GÉRARD COULOMBE
Director

CERTIFICATE OF THE DEALER

Dated: April 5, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.

Per: (Signed) MICHAEL D. SHUH

NATIONAL BANK OF CANADA

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

Stock Exchange Tower
Suite 3400, P.O. Box 242
800 Place Victoria
Montreal, Québec, Canada H4Z 1E9

514 397 7400 Telephone
514 397 7600 Facsimile

www.fasken.com

RECEIVED
2006 MAY 11 A 10:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FASKEN MARTINEAU

April 6, 2006

SEDAR FILING

BRITISH COLUMBIA SECURITIES COMMISSION
SASKATCHEWAN SECURITIES COMMISSION
MANITOBA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
AUTORITÉ DES MARCHÉS FINANCIERS (QUÉBEC)
NOVA SCOTIA SECURITIES COMMISSION
ADMINISTRATOR, SECURITY ACT, NEW BRUNSWICK
REGISTRAR OF SECURITIES, NEWFOUNDLAND
PRINCE EDWARD ISLAND REGISTRAR OF SECURITIES
THE SUPERINTENDENT OF FINANCIAL INSTITUTIONS CANADA

(collectively, the "**Authorities**")

Dear Sirs/Madams:

Re: **National Bank of Canada (the "Bank") – Short Form Base Shelf Prospectus dated April 5, 2006 (the "Prospectus")**

We refer to the (final) short form base shelf prospectus (the "**Prospectus**") dated April 5, 2006 of National Bank of Canada (the "**Bank**") relating to the sale and issue of Medium Term Notes in an aggregate principal amount of up to CAD$2,000,000,000, which was filed on April 5, 2006.

We are hereby refilling the prospectus at the request of the principal regulator to change the end of the certificate on pages C-1 and C-2 as follows:

"….as required by the securities legislation of each of the provinces of Canada ~~and will not contain any~~. For the purposes of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the market price of the securities to be distributed."

Yours truly,

FASKEN MARTINEAU DuMOULIN LLP

(signed) Fasken Martineau DuMoulin LLP

File No. 82-3764

National Bank of Canada

12g3-2(b) Submission

English summary of the MRRS decision document dated April 6, 2006

DECISION DOCUMENT

This mutual reliance review system decision document evidences that receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New-Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary short form prospectus dated April 5, 2006.

Dated at Montreal, April 6, 2006

L'Autorité des marchés financiers

[signed]

SEDAR Project No.: 888397

National Bank of Canada

12g3-2(b) Submission

English summary of the decision of the Autorité des marchés financiers dated April 6, 2006

DECISION NO.: 2006-MC-0915

SEDAR PROJECT NO.: 888397

FILE NO.: 2026

RECEIPT FOR PRELIMINARY SHORT FORM PROSPECTUS

(Mutual Reliance Review System)

Pursuant to the April 10, 2006 request;

Pursuant to articles 11, 14 and 19 of the *Securities Act* (Québec), L.R.Q., c. V-11;

Pursuant to Part 2 of NI 44-102 - *Shelf Distributions*;

Pursuant the delegation of authority of Section 24 of the *Act respecting the Autorité des marchés financiers* (Québec), L.R.Q., c.A-33.2.

Consequently, the Autorité des marchés financiers grants:

> a receipt for the Base Shelf Prospectus of National Bank of Canada dated April 5, 2006 with respect to the offering of $2,000,000,000 Medium Term Notes.

The receipt is valid as of April 6, 2006.

[signed]

AUTORITÉ
DES MARCHÉS
FINANCIERS

DOSSIER N° : 2026

AFFAIRE INTÉRESSANT L'AVIS 43-201 RELATIF AU RÉGIME D'EXAMEN CONCERTÉ DU PROSPECTUS

ET

Banque Nationale du Canada

DOCUMENT DE DÉCISION

Le présent document de décision du régime d'examen concerté confirme que le prospectus préalable définitif de l'émetteur susmentionné en date du 5 avril 2006 a été visé par les autorités de la *Colombie-Britannique*, de *l'Alberta*, de la *Saskatchewan*, du *Manitoba*, de *l'Ontario*, du *Québec*, du *Nouveau-Brunswick*, de la *Nouvelle-Écosse*, de *l'Île-du-Prince-Édouard*, de *Terre-Neuve et Labrador*.

Fait à Montréal, le 6 avril 2006.

L'Autorité des marchés financiers,

(s) Benoit Dionne
Benoit Dionne
Chef du Service du financement des sociétés

Projet SEDAR n° : 888397

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2006-MC-0915

NUMÉRO DE PROJET SÉDAR: 888397

DOSSIER N° : 2026

Objet : Banque Nationale du Canada
Demande de visa

Vu la demande présentée le 10 avril 2006;

vu les articles 11, 14 et 19 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu la partie 2 du *Règlement 44-102 sur le placement de titres au moyen d'un prospectus préalable*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Autorité des marchés financiers*, L.R.Q., c. A-33.2.

En conséquence, l'Autorité des marchés financiers octroie le :

visa pour le prospectus préalable du 5 avril 2006 de Banque Nationale du Canada concernant le placement d'un emprunt de 2 000 000 000 $ en billets à moyen terme.

Le visa prend effet le 6 avril 2006.

(s) Benoit Dionne
Benoit Dionne
Chef du Service du financement des sociétés

CM/ale

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario | P.O. Box 55, 19th Floor, 20 Queen Street West, Toronto ON M5H 3S8 | CP 55, 19e étage, 20, rue queen ouest, Toronto ON M5H 3S8

OSC NOTICE TO PUBLIC

RECEIVED
2006 MAY 11 A 10: 04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ISSUER:
National Bank of Canada
Principal Jurisdiction - Quebec

DATES:
Preliminary Shelf Prospectus (NI 44-102) dated May 28th, 2004
Closed on April 12th, 2006

PROJECT NUMBER:
653681